12027827

Mail Processing
Section

JUL 08 2012

Washington DC
403

HAWKINS

2012 Annual Report and Form 10-K

Corporate Profile

Hawkins, Inc. distributes bulk chemicals and blends, manufactures and distributes specialty chemicals for our customers in a wide variety of industries. We began our operations primarily as a distributor of bulk chemicals with a strong customer focus. Over the years, we have maintained the strong customer focus and have expanded our business by increasing our sales of value-added specialty chemical products, including repackaging, blending and manufacturing certain products. In recent years, we significantly expanded the sales of our higher-margin blended and manufactured products. We believe that we create value for our customers through superb service and support, quality products, personalized applications and our trustworthy, creative employees.

Our Industrial Group specializes in providing industrial chemicals, products and services primarily to the agriculture, energy, electronics, food, chemical processing, pulp and paper, pharmaceutical, medical device and plating industries.

Our Water Treatment Group specializes in providing chemicals, equipment and solutions for potable water, municipal and industrial wastewater, industrial process water and non-residential swimming pool water.

Financial Highlights

(In thousands, except per share data)	Fiscal Year Ended April 1, 2012	Fiscal Year Ended April 3, 2011	Fiscal Year Ended March 28, 2010
Operating Results			
Sales	$ 343,834	$ 297,641	$ 257,099
Net income	$ 22,685	$ 20,314	$ 23,847
Net income as a percent of sales	6.6%	6.8%	9.2%
Per Share Data			
Basic earnings	$ 2.19	$ 1.98	$ 2.33
Diluted earnings	$ 2.18	$ 1.96	$ 2.32
Basic earnings - continuing operations	$ 2.09	$ 1.98	$ 2.32
Diluted earnings - continuing operations	$ 2.08	$ 1.96	$ 2.31
Cash dividends declared	$ 0.64	$ 0.70	$ 0.66
Cash dividends paid	$ 0.62	$ 0.68	$ 0.64
Shareholders' equity	$ 15.01	$ 13.24	$ 11.85
Financial Position			
Cash and investments	$ 45,915	$ 37,401	$ 53,672
Total assets	$ 204,081	$ 185,005	$ 160,293
Shareholders' equity	$ 156,607	$ 136,443	$ 121,498
Financial Ratios			
Gross margin	19.2%	20.8%	25.1%
Operating margin	10.3%	10.8%	15.2%
Return on average shareholders' equity	15.5%	15.8%	21.2%
Additional Information			
Weighted average number of shares outstanding - basic	10,339	10,260	10,251
Weighted average number of shares outstanding - diluted	10,409	10,353	10,283

To Our Shareholders

In 1938, my grandfather helped found Hawkins, Inc. and fiscal 2013 marks our 75th year in business. I am extremely proud of the company Hawkins has become over those years and am delighted to have the opportunity to lead our dedicated employees as we work tirelessly to create value for you, our shareholders.

Our ability to generate significant cash flow each year and our strong balance sheet has allowed us to make strategic investments in the business over the years that have enabled us to provide the highest quality products and services for our customers. And we continue to invest in our growth. As we reported last year, we purchased a 28-acre site in Rosemount, Minnesota, to expand our manufacturing operations and lessen our dependence on flood-prone sites on the Mississippi River. During the past year, we constructed the building on the site and are now installing the tanks, piping and rail needed for our operations. This is a big project for us with the total acquisition and construction costs approximating $25 million over fiscal years 2012 and 2013. Initially, the site operating costs and depreciation expenses will be incremental to our current cost of operations as any new infrastructure project would be, but this investment is absolutely necessary if we are to position ourselves for future growth. We expect the site to be operational near the end of fiscal 2013.

Despite challenging business conditions early in fiscal 2012, including flooding and adverse weather conditions that negatively impacted our Water Treatment Group's results, we closed the year strong, generating $21.6 million in net income from continuing operations. Diluted earnings per share from continuing operations for fiscal 2012 were $2.08 compared to $1.96 in fiscal 2011.

With limited exceptions, the cost of our most significant raw materials continued to rise steadily during fiscal 2012, but competitive market conditions made it difficult to raise selling prices accordingly, resulting in margin compression during the year but with margins stabilizing toward the end of fiscal 2012.

Our sales from continuing operations were $343.8 million for fiscal 2012, up $46.2 million or 15.5% from fiscal 2011 levels. Vertex (which we acquired in January 2011) contributed $32.9 million of the increase with additional increases coming from higher selling prices as we passed on somewhat higher commodity chemical costs to our customers. Gross profit dollars generated by our business, which is the better measure of our profitability as our sales performance fluctuates with the movement in our raw material costs, increased to $65.9 million in fiscal 2012 from $61.9 million in fiscal 2011. Consolidated income from continuing operations grew nearly 10% to $35.1 million in fiscal 2012 as compared to $32.0 million in fiscal 2011.

Our Industrial Group generated operating income of $20.6 million in fiscal 2012, up from $17.1 million in fiscal 2010. Having the Vertex business included in the Industrial segment for all of fiscal 2012 drove the growth in profitability for this segment as this group was affected by competitive pricing pressures across its product lines and lower volumes for certain products. The integration of Vertex into the Industrial group continues as we look for business expansion opportunities within the markets served by Vertex. Vertex has also provided supply chain synergies and freight cost reductions, as the Vertex production sites service our southern Water Treatment branches.

Our Water Treatment Group's operating income of $14.6 million in fiscal 2012 was down slightly from $14.9 million reported in fiscal 2011. We saw a decline in profitability for this group during the first half of the year due to adverse weather conditions curtailing water consumption levels during the spring and summer months. The group generated higher profits during the last half of the year, which is traditionally less impacted by weather. In addition, we saw margins in this business begin to stabilize toward the end of the year after several quarters of reduced profits due to pricing pressures and, in some cases, lower consumption from this Group's municipal customer base. We added one new branch in fiscal 2012, leveraging the existing Vertex Memphis, Tennessee site and intend to continue to invest to grow this segment geographically. We continue to believe in our high-service business model that works with our customer base to define and solve their water quality issues.

We generated $33.7 million in cash flow from operations in fiscal 2012 as compared to $28.5 million in fiscal 2011 due to the increased net income and higher non-cash charges in fiscal 2012. We ended fiscal year 2012 with cash and investments of $45.9 million; up from $37.4 million as of the end of fiscal 2011. Capital spending in fiscal 2012 reached $20.0 million and we paid $6.4 million in dividends during the year.

I am very proud of our accomplishments in fiscal 2012 as we began the integration of the Vertex acquisition, launched the construction at Rosemount, and delivered solid financial performance in difficult market conditions. We are looking forward to celebrating our 75th year in business as we position the company for the next 75 years.

As our shareholders, I want you to know that we have a very dedicated group of employees and management who work diligently each day to exceed our customers' expectations. In addition, I want to thank you for your support of me this past year as I stepped into the leadership role at Hawkins and want you to know that I continue to be excited about the opportunities that lie ahead of us. Your continued support and confidence in this Company is greatly appreciated.

Patrick H. Hawkins
Chief Executive Officer and President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended April 1, 2012

Commission File No. 0-7647

HAWKINS, INC.

(Exact Name of Registrant as specified in its Charter)

MINNESOTA **(State of Incorporation)**	**41-0771293** **(I.R.S. Employer Identification No.)**
3100 East Hennepin Avenue, Minneapolis, Minnesota **(Address of Principal Executive Offices)**	**55413** **(Zip Code)**

(612) 331-6910
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:	**COMMON STOCK, PAR VALUE $.05 PER SHARE**
Name of exchange on which registered:	**NASDAQ Global Market**
Securities registered pursuant to Section 12(g) of the Act:	**NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of voting stock held by non-affiliates of the Registrant on October 2, 2011 (the last business day of the Registrant's most recently completed second fiscal quarter) was approximately $285.4 million based upon the closing sale price for the Registrant's common stock on that date as reported by The NASDAQ Stock Market, excluding all shares held by officers and directors of the Registrant and by the Trustees of the Registrant's Employee Stock Ownership Plan and Trust.

As of May 25, 2012, the Registrant had 10,470,315 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement for the annual meeting of shareholders to be held August 2, 2012, are incorporated by reference in Part III.

FORWARD-LOOKING STATEMENTS

The information presented in this Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but rather are based on our current expectations, estimates and projections, and our beliefs and assumptions. We intend words such as "anticipate," "expect," "intend," "plan," "believe," "seek," "estimate," "will" and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. These factors could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in the risk factors and elsewhere in this Annual Report on Form 10-K. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Annual Report on Form 10-K. We are not obligated to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect the occurrence of unanticipated events.

As used in this Annual Report on Form 10-K, except where otherwise stated or indicated by the context, "Hawkins," "we," "us," "the Company," "our," or "the Registrant" means Hawkins, Inc. References to "fiscal 2013" means our fiscal year ending March 31, 2013, "fiscal 2012" means our fiscal year ending April 1, 2012, "fiscal 2011" means our fiscal year ended April 3, 2011, "fiscal 2010" means our fiscal year ended March 28, 2010, and "fiscal 2009" means our fiscal year ended March 29, 2009.

Hawkins, Inc.

Annual Report on Form 10-K
For the Fiscal Year Ended April 1, 2012

PART I

ITEM 1. *BUSINESS*

Hawkins, Inc. distributes bulk chemicals and blends, manufactures and distributes specialty chemicals for our customers in a wide variety of industries. We began our operations primarily as a distributor of bulk chemicals with a strong customer focus. Over the years, we have maintained the strong customer focus and have expanded our business by increasing our sales of value-added specialty chemical products, including repackaging, blending and manufacturing certain products. In recent years, we significantly expanded the sales of our higher-margin blended and manufactured products. We believe that we create value for our customers through superb service and support, quality products, personalized applications and our trustworthy, creative employees.

We currently conduct our business in two segments: Industrial and Water Treatment. Financial information regarding these segments is reported in our Financial Statements and Notes to Financial Statements. See Items 7 and 8 of this Annual Report on Form 10-K.

Industrial Segment. Our Industrial Group operates this segment of our business, which specializes in providing industrial chemicals, products and services primarily to the agriculture, energy, electronics, food, chemical processing, pulp and paper, pharmaceutical, medical device and plating industries. The group's principal products are acids, alkalis and industrial and food-grade salts.

The Industrial Group:

- Receives, stores and distributes various chemicals in bulk, including liquid caustic soda, sulfuric acid, hydrochloric acid, phosphoric acid, potassium hydroxide and aqua ammonia;
- Manufactures sodium hypochlorite (bleach), agricultural products and certain food-grade products, including our patented Cheese-Phos® liquid phosphate, lactates and other blended products;
- Repackages water treatment chemicals for our Water Treatment Group and bulk industrial chemicals to sell in smaller quantities to our customers;
- Performs custom blending of certain chemicals for customers according to customer formulas; and
- Performs contract and private label packaging for household chemicals.

The group's sales are concentrated primarily in Illinois, Iowa, Minnesota, Missouri, North Dakota, South Dakota, Tennessee, and Wisconsin while the group's food-grade products are sold nationally. The Industrial Group relies on a specially trained sales staff that works directly with customers on their specific needs. The group conducts its business primarily through distribution centers and terminal operations.

During the third quarter of fiscal 2012, we purchased a 28-acre parcel of land in Rosemount, Minnesota and began construction of a new facility on the site, which is expected to be operational in late fiscal 2013. The site provides capacity for future business growth and lessens our dependence on our flood-prone sites on the Mississippi River. While we expect to transfer some blending and manufacturing activity to the Rosemount site, we do not intend to close any sites we currently operate.

In the fourth quarter of fiscal 2011, we completed the acquisition of substantially all of the assets of Vertex Chemical Corporation ("Vertex"), a manufacturer of sodium hypochlorite in the central Midwest. In addition to the manufacture of sodium hypochlorite bleaches, Vertex distributes and provides terminal services for bulk liquid inorganic chemicals, and contract and private label packaging for household chemicals. Its corporate headquarters are located in St. Louis, Missouri, with manufacturing sites in Dupo, Illinois, Camanche, Iowa, and Memphis, Tennessee. In connection with the acquisition we paid the sellers $27.2 million and assumed certain liabilities of Vertex. Vertex's business is part of our Industrial Group.

In fiscal 2010, we completed two new facilities to expand our ability to service our customers and facilitate growth within our Industrial Group. Our facility in Centralia, Illinois began operations in July 2009 and primarily serves our food-grade and agriculture products businesses. We also opened a facility in Minneapolis, Minnesota, to handle bulk chemicals sold to pharmaceutical manufacturers.

Water Treatment Segment. Our Water Treatment Group operates this segment of our business, which specializes in providing chemicals, equipment and solutions for potable water, municipal and industrial wastewater, industrial process water and non-residential swimming pool water. The group has the resources and flexibility to treat systems ranging in size from a small single well to a multi-million gallon-per-day treatment facility.

The group utilizes delivery routes operated by our employees who serve as route driver, salesperson and highly trained technician to deliver our products and diagnose our customers' water treatment needs. We believe that the high level of service provided by these individuals allows us to serve as the trusted water treatment expert for many of the municipalities and other customers that we serve. We also believe that we are able to obtain a competitive cost position on many of the chemicals sold by the Water Treatment Group due to the volumes of these chemicals purchased by our Industrial Group.

The group operates out of warehouses in 18 cities supplying products and services to customers in Arkansas, Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Montana, Nebraska, North Dakota, Oklahoma, South Dakota, Tennessee, Wisconsin and Wyoming. We opened one of these warehouses in fiscal 2012, two in fiscal 2011, and expect to continue to invest in existing and new branches to expand the group's geographic coverage. Our Water Treatment Group has historically experienced higher sales during April to September, primarily due to a seasonal increase in chemicals used by municipal water treatment facilities.

Discontinued Operations. In February 2009, we entered into two agreements whereby we agreed to sell our inventory and enter into a marketing relationship regarding the business of our Pharmaceutical segment, which provided pharmaceutical chemicals to retail pharmacies and small-scale pharmaceutical manufacturers. The transaction closed in May 2009 and we have no significant obligations to fulfill under the agreements. The results of the Pharmaceutical segment have been reported as discontinued operations in our consolidated financial statements for all periods presented in this Annual Report on Form 10-K.

Raw Materials. We have numerous suppliers, including many of the major chemical producers in the United States. We typically have written distributorship agreements or supply contracts with our suppliers that are periodically renewed. We believe that most of the products we purchase can be obtained from alternative sources should existing relationships be terminated. We are dependent upon the availability of our raw materials. In the event that certain raw materials become generally unavailable, suppliers may extend lead times or limit or cut off the supply of materials to us. As a result, we may not be able to supply or manufacture products for our customers. While we believe we have adequate sources of supply for our raw material and product requirements, we cannot be sure that supplies will be consistently available in the future should shortages occur.

Intellectual Property. Our intellectual property portfolio is of economic importance to our business. When appropriate, we have pursued, and we will continue to pursue, patents covering our products. We also have obtained certain trademarks for our products to distinguish them from our competitors' products. The patent for our Cheese-Phos® liquid phosphate product, which is manufactured by our Industrial group, is scheduled to expire in November 2013. We regard much of the formulae, information and processes that we generate and use in the conduct of our business as proprietary and protectable under applicable copyright, patent, trademark, trade secret and unfair competition laws.

Customer Concentration. No single customer represents more than 10% of either our total sales or the total sales of any of our segments, but the loss of our five largest customers could have a material adverse effect on our results of operations. Total aggregate sales to our five largest customers were $55.6 million in fiscal 2010, $64.3 million in fiscal 2011 and $72.2 million in fiscal 2012.

Competition. We operate in a competitive industry and compete with many producers, distributors and sales agents offering chemicals equivalent to substantially all of the products we handle. Many of our competitors are larger than we are and may have greater financial resources, although no one competitor is dominant in our industry. We compete by offering quality products at competitive prices coupled with outstanding customer service. Because of our long-standing relationships with many of our suppliers, we are often able to leverage those relationships to obtain products when supplies are scarce or to obtain competitive pricing.

Geographic Information. Substantially all of our revenues are generated in, and long-lived assets are located in, the United States.

Employees. We had 343 employees as of April 1, 2012, including 48 covered by a collective bargaining agreement.

About Us. Hawkins, Inc. was founded in 1938 and incorporated in Minnesota in 1955. We became a publicly-traded company in 1972. Our principal executive offices are located at 3100 East Hennepin Avenue, Minneapolis, Minnesota.

Available Information. We have made available, free of charge, through our Internet website (http://www.hawkinsinc.com) our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports, as soon as reasonably practicable after we electronically file these materials with, or furnish them to, the Securities and Exchange Commission. Reports of beneficial ownership filed by our directors and executive officers pursuant to Section 16(a) of the Exchange Act are also available on our website. We are not including the information contained on our website as part of, or incorporating it by reference into, this Annual Report on Form 10-K.

ITEM 1A. *RISK FACTORS*

You should consider carefully the following risks when reading the information, including the financial information, contained in this Annual Report on Form 10-K.

Fluctuations in the prices and availability of commodity chemicals, which are cyclical in nature, could have a material adverse effect on our operations and the margins of our products.

Periodically, we experience significant and rapid fluctuations in the commodity pricing of raw materials. The cyclicality of commodity chemical markets, such as caustic soda, primarily results from changes in the balance between supply and demand and the level of general economic activity. We cannot predict whether the markets for our commodity chemicals will favorably impact our operations or whether we will experience a negative impact due to oversupply and lower prices.

Our principal raw materials are generally purchased under supply contracts. The prices we pay under these contracts generally lag the market prices of the underlying raw material and the cost of inventory we have on hand generally will lag the current market pricing of such inventory. The pricing within our supply contracts generally adjusts quarterly or monthly. While we attempt to maintain competitive pricing and stable margin dollars, the variability in our cost of inventory from the current market pricing can cause significant volatility in our margins realized. In periods of rapidly increasing market prices, the inventory cost position will tend to be favorable to us, possibly by material amounts, which may positively impact our margins. Conversely, in periods of rapidly decreasing market prices, the inventory cost position will tend to be unfavorable to us, possibly by material amounts, which may negatively impact our margins. We do not engage in futures or other derivatives contracts to hedge against fluctuations in future prices. We may enter into sales contracts where the selling prices for our products are fixed for a period of time, exposing us to volatility in raw materials prices that we acquire on a spot market or short-term contractual basis. We attempt to pass commodity pricing changes to our customers, but we may be unable to or be delayed in doing so. Our inability to pass through price increases or any limitation or delay in our passing through price increases could adversely affect our profit margins.

We are also dependent upon the availability of our raw materials. In the event that raw materials are in short supply or unavailable, raw material suppliers may extend lead times or limit or cut off supplies. As a result, we may not be able to supply or manufacture products for some or all of our customers. For example, in calendar 2008 a miners' strike in Canada significantly limited supplies of potassium chloride, a key component of some of our products. Due to the resulting shortage, many chemical companies were unable to supply their customers. While we were able to obtain a supply of the product sufficient to meet our customers' needs, we cannot be certain that such supplies would be available in the future should other similar shortages occur. Constraints on the supply or delivery of critical raw materials could disrupt our operations and adversely affect the performance of our business.

We operate in a highly competitive environment and face significant competition and price pressure.

We operate in a highly competitive industry and compete with producers, manufacturers, distributors and sales agents offering chemicals equivalent to substantially all of the products we handle. Competition is based on several key criteria, including product price, product performance and quality, product availability and security of supply, responsiveness of product development in cooperation with customers, and customer service. Many of our competitors are larger than we are and may have greater financial resources. As a result, these competitors may be better able than us to withstand changes in conditions within our industry, changes in the prices and availability of raw materials, changes in general economic conditions and be able to introduce innovative products that reduce demand for or the profit of our products. Additionally, competitors' pricing decisions could compel us to decrease our prices, which could adversely affect our margins and profitability. Our ability to maintain or increase our profitability is dependent upon our ability to offset competitive decreases in the prices and margins of our products by improving production efficiency and volume, identifying higher margin chemical products and improving existing products through innovation and research and development. If we are unable to maintain our profitability or competitive position, we could lose market share to our competitors and experience reduced profitability.

Demand for our products is affected by general economic conditions and by the cyclical nature of many of the industries we serve, which could cause significant fluctuations in our sales volumes and results.

Demand for our products is affected by general economic conditions. A decline in general economic or business conditions in the industries served by our customers could have a material adverse effect on our business. Although we sell to areas traditionally considered non-cyclical such as water treatment and food products, many of our customers are in businesses that are cyclical in nature, such as the industrial manufacturing, surface finishing and energy industries which include the ethanol and agriculture industries. Downturns in these industries could adversely affect our sales and our financial results by affecting demand for and pricing of our products.

Changes in our customers' products or failure of our products to meet customers' quality specifications could adversely affect our sales and profitability.

Our chemicals are used for a broad range of applications by our customers. Changes in our customers' products or processes may enable our customers to reduce or eliminate consumption of the chemicals that we provide. Customers may also find alternative materials or processes that no longer require our products. Consequently, it is important that we develop new products to replace the sales of products that mature and decline in use.

Our products provide important performance attributes to our customers' products. If our products fail to perform in a manner consistent with quality specifications or have a shorter useful life than guaranteed, a customer could seek replacement of the product or damages for costs incurred as a result of the product failing to perform as expected. A successful claim or series of claims against us could have a material adverse effect on our financial condition and results of operations and could result in a loss of one or more customers.

Our business is subject to hazards common to chemical businesses, any of which could interrupt our production and adversely affect our results of operations.

Our business is subject to hazards common to chemical manufacturing, storage, handling and transportation, including explosions, fires, severe weather, natural disasters, mechanical failure, unscheduled downtime, transportation interruptions, chemical spills, discharges or releases of toxic or hazardous substances or gases and other risks. These hazards could cause personal injury and loss of life, severe damage to or destruction of property and equipment, and environmental contamination. In addition, the occurrence of material operating problems at our facilities due to any of these hazards may diminish our ability to meet our output goals and result in a negative public or political reaction. Many of our facilities are bordered by significant residential populations which increase the risk of negative public or political reaction should an environmental issue occur and could lead to adverse zoning actions that could limit our ability to operate our business in those locations. Accordingly, these hazards and their consequences could have a material adverse effect on our operations as a whole, including our results of operations and cash flows, both during and after the period of operational difficulties.

Environmental, health and safety laws and regulations cause us to incur substantial costs and may subject us to future liabilities.

We are subject to numerous federal, state and local environmental, health and safety laws and regulations in the jurisdictions in which we operate, including those governing the discharge of pollutants into the air and water, and the management and disposal of hazardous substances and wastes. The nature of our business exposes us to risks of liability under these laws and regulations due to the production, storage, use, transportation and sale of materials that can cause contamination or personal injury if released into the environment. Ongoing compliance with such laws and regulations is an important consideration for us and we invest substantial capital and incur significant operating costs in our compliance efforts. Governmental regulation has become increasingly strict in recent years. We expect this trend to continue and anticipate that compliance will continue to require increased capital expenditures and operating costs.

If we violate environmental, health and safety laws or regulations, in addition to being required to correct such violations, we could be held liable in administrative, civil or criminal proceedings for substantial fines and other sanctions that could disrupt or limit our operations. Liabilities associated with the investigation and cleanup of hazardous substances, as well as personal injury, property damages or natural resource damages arising out of such hazardous substances, may be imposed in many situations without regard to violations of laws or regulations or other fault, and may also be imposed jointly and severally (so that a responsible party may be held liable for more than its share of the losses involved, or even the entire loss). Such liabilities can be difficult to identify and the extent of any such liabilities can be difficult to predict. We use, and in the past have used, hazardous substances at many of our facilities, and have generated, and continue to generate, hazardous wastes at a number of our facilities. We have in the past, and may in the future, be subject to claims relating to exposure to hazardous materials and the associated liabilities may be material.

Costs related to a multi-employer pension plan, which has liabilities in excess of plan assets, may have a material adverse effect on our financial condition and results of operations.

We participate in the Central States Southeast and Southwest Areas Pension Fund ("CSS" or "the Fund" or "the plan"), a multi-employer pension plan. Our participation is pursuant to two collective bargaining agreements that expire in February 2013 (the "CBAs"). Our obligation to continue to participate in the plan does not automatically expire upon expiration of the CBAs.

CSS's actuarial certification for the plan year beginning January 1, 2008 placed the Fund in "critical status," a legal term that essentially means that the Fund's assets were less than 65% of its liabilities. As a result, the plan adopted a rehabilitation plan. CSS's 2011 Annual Funding Notice stated that, as of January 1, 2011, the Fund remained in critical status with a funded percentage of 58.9%, which was down from a funded percentage of

63.4% as of January 1, 2010. This decrease in the plan's funded percentage was despite having adopted an "updated rehabilitation plan" that implemented additional measures to improve the funded level, including requiring higher employer contributions, establishing an increased minimum retirement age, and actuarially adjusting certain pre-age-65 benefits for participants who retire after July 1, 2011. We can make no assurances of whether or to what extent the updated rehabilitation plan will improve the funded status of the plan.

We continue to contribute cash to the Fund, as required by the CBAs. We record the required cash contributions to the Fund as an expense in the period incurred and recognize a liability for any contributions due and unpaid, consistent with the accounting rules for multi-employer defined benefit plans. In addition, we are responsible for our proportional share of any unfunded vested benefits related to the Fund as a whole. However, under applicable accounting rules, we do not record a liability for our portion of any unfunded vested benefit liability until withdrawal liability has been triggered by a partial or full withdrawal from the plan.

A partial or full withdrawal from the plan may be triggered by circumstances beyond our control, such as union members voting to decertify their union. Our withdrawal from the plan as the result of collective bargaining negotiations with the unions would also trigger withdrawal liability. If a withdrawal from the plan occurs, we will record our proportional share of any unfunded vested benefit liability in the period in which the withdrawal occurs. The ultimate amount of the withdrawal liability assessed by the plan is impacted by a number of factors, including but not limited to the plan's investment returns and benefit levels, interest rates, financial difficulty of other participating employers in the plan such as bankruptcy, and the continued participation by our company and other employers in the plan.

Based upon the most recent information available from the trustees managing CSS, our share of the unfunded vested benefit liability for the plan was estimated to be approximately $7.9 million if the withdrawal had occurred in calendar year 2011, an increase from an estimate of approximately $5.1 million if the withdrawal had occurred in calendar year 2009. These estimates were calculated by the trustees managing CSS. Although we believe the most recent plan data available from CSS was used in computing this 2011 estimate, the actual withdrawal liability amount is subject to change based on, among other things, the plan's investment returns and benefit levels, interest rates, financial difficulty of other participating employers in the plan such as bankruptcy, and continued participation by the company and other employers in the plan, each of which could impact the ultimate withdrawal liability. If withdrawal liability were to be triggered, we would have the option to make payments over a period of 20 years instead of paying the withdrawal liability in a lump sum.

If the collective bargaining process results in our withdrawal from the Fund, the withdrawal would likely take effect in the fourth quarter of fiscal 2013. We are currently unable to predict the ultimate outcome of those negotiations. However, if we are able to successfully withdraw from the plan, we anticipate it would trigger withdrawal liability in an amount that would have a material impact on our financial results.

A number of our employees are unionized, and our business and results of operations could be adversely affected if labor negotiations or contracts further restrict our ability to maximize the efficiency of our operations.

A significant portion of our production employees in the Twin Cities are unionized under two separate collective bargaining agreements that have expiration dates in February 2013. As a result, we are required to collectively bargain the wages, salaries, benefits, staffing levels and other terms with the bargaining representatives of those employees. Our results could be materially adversely affected if those labor negotiations further restrict our ability to maximize the efficiency of our operations, if we experience labor unrest (including but not limited to strikes, lockouts, slowdowns or other business interruptions or interferences) in connection with labor negotiations, or if we are unable to negotiate new collective bargaining agreements on reasonable terms acceptable to the affected parties.

Our business, particularly our Water Treatment Group, is subject to seasonality and weather conditions, which could adversely affect our results of operations.

Our Water Treatment Group has historically experienced higher sales during April to September, primarily due to a seasonal increase in chemicals used by municipal water treatment facilities. Demand is also affected by weather conditions, as either higher or lower than normal precipitation or temperatures may affect water usage and the consumption of our products. We cannot assure you that seasonality or fluctuating weather conditions will not have a material adverse effect on our results of operations and financial condition.

The insurance that we maintain may not fully cover all potential exposures.

We maintain property, business interruption and casualty insurance, but such insurance may not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and limits on the liabilities covered. We may incur losses beyond the limits or outside the coverage of our insurance policies, including liabilities for environmental remediation. In addition, from time to time, various types of insurance for companies in the specialty chemical industry have not been available on commercially acceptable terms or, in some cases, have not been available at all. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

If we are unable to retain key personnel or attract new skilled personnel, it could have an adverse impact on our business.

Because of the specialized and technical nature of our business, our future performance is dependent on the continued service of, and on our ability to attract and retain, qualified management, scientific, technical and support personnel. The unanticipated departure of key members of our management team could have an adverse impact on our business.

We may not be able to successfully consummate future acquisitions or integrate acquisitions into our business, which could result in unanticipated expenses and losses.

As part of our business growth strategy, we have acquired businesses and may pursue acquisitions in the future. Our ability to pursue this strategy will be limited by our ability to identify appropriate acquisition candidates and our financial resources, including available cash and borrowing capacity. The expense incurred in consummating acquisitions, the time it takes to integrate an acquisition or our failure to integrate businesses successfully could result in unanticipated expenses and losses. Furthermore, we may not be able to realize the anticipated benefits from acquisitions.

The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. The risks associated with the integration of acquisitions include potential disruption of our ongoing business and distraction of management, unforeseen claims, liabilities, adjustments, charges and write-offs, difficulty in conforming the acquired business' standards, processes, procedures and controls with our operations, and challenges arising from the increased scope, geographic diversity and complexity of the expanded operations.

Our business is subject to risks stemming from natural disasters or other extraordinary events outside of our control, which could interrupt our production and adversely affect our results of operations.

Natural disasters have the potential of interrupting our operations and damaging our properties, which could adversely affect our business. Since 1963, flooding of the Mississippi River has required the Company's terminal operations to be temporarily shifted out of its buildings seven times, including three times since the spring of 2010. We can give no assurance that flooding or other natural disasters will not recur or that there will not be material damage or interruption to our operations in the future from such disasters.

Chemical-related assets may be at greater risk of future terrorist attacks than other possible targets in the United States. Federal law imposes new site security requirements, specifically on chemical facilities, which require increased capital spending and increase our overhead expenses. New federal regulations have already been adopted to increase the security of the transportation of hazardous chemicals in the United States. We ship and receive materials that are classified as hazardous and we believe we have met these requirements, but additional federal and local regulations that limit the distribution of hazardous materials are being considered. Bans on movement of hazardous materials through certain cities could adversely affect the efficiency of our logistical operations. Broader restrictions on hazardous material movements could lead to additional investment and could change where and what products we provide.

The occurrence of extraordinary events, including future terrorist attacks and the outbreak or escalation of hostilities, cannot be predicted, but their occurrence can be expected to negatively affect the economy in general, and specifically the markets for our products. The resulting damage from a direct attack on our assets, or assets used by us, could include loss of life and property damage. In addition, available insurance coverage may not be sufficient to cover all of the damage incurred or, if available, may be prohibitively expensive.

We may not be able to renew our leases of land where four of our operations facilities reside.

We lease the land where our three main terminals are located and where a significant manufacturing plant is located. We do not have guaranteed lease renewal options and may not be able to renew our leases in the future. Our current lease renewal periods extend out to 2014 (one lease), 2018 (two leases) and 2029 (one lease). The failure to secure extended lease terms on any one of these facilities may have a material adverse impact on our business, as they are where a significant portion of our chemicals are manufactured and where the majority of our bulk chemicals are stored. While we can make no assurances, based on historical experience and anticipated future needs, we intend to extend these leases and believe that we will be able to renew our leases as the renewal periods expire. If we are unable to renew three of our leases (two relate to terminals and one to manufacturing) any property remaining on the land becomes the property of the lessor, and the lessor has the option to either maintain the property or remove the property at our expense. These asset retirement obligations and the cost to relocate our operations could have a material adverse effect on our results of operations and financial condition.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

We own our principal location, which consists of approximately 11 acres of land in Minneapolis, Minnesota, with six buildings containing a total of 177,000 square feet of office and warehouse space primarily used by our Industrial Group. Our principal office is located in one of these buildings, at 3100 East Hennepin Avenue. We have installed sprinkler systems in substantially all of our warehouse facilities for fire protection. We carry customary levels of insurance covering the replacement of damaged property.

In addition to the facilities described previously, our other facilities are described below. We believe that these facilities, together with those described above, are adequate and suitable for the purposes they serve. Unless noted, each facility is owned by us and is primarily used as office and warehouse.

Group	Location	Approx. Square Feet
Industrial	St. Paul, MN(1)	32,000
	Minneapolis, MN(2)	29,000
	Centralia, IL(3)	77,000
	Camanche, IA(4)	95,000
	St Louis, MO(4)	6,000
	Dupo, IL(4)	64,000
	Rosemount, MN(5)	63,000
Water Treatment	Fargo, ND	20,000
	Fond du Lac, WI	24,000
	Washburn, ND	14,000
	Billings, MT	9,000
	Sioux Falls, SD	27,000
	Rapid City, SD	9,000
	Peotone, IL(6)	18,000
	Superior, WI	17,000
	Slater, IA	12,000
	Lincoln, NE(6)	16,000
	Eldridge, IA	6,000
	Columbia, MO(6)	14,000
	Garnett, KS	18,000
	Ft. Smith, AR(6)	17,000
	Muncie, IN(7)	12,000
	Centralia, IL(7)	39,000
Industrial and Water Treatment	St. Paul, MN(8)	59,000
	Memphis, TN(4)	41,000

(1) Our terminal operations, located at two sites on opposite sides of the Mississippi River, are made up of three buildings, outside storage tanks for the storage of liquid bulk chemicals, including caustic soda, as well as numerous smaller tanks for storing and mixing chemicals. The land is leased from the Port Authority of the City of St. Paul, Minnesota. The applicable leases run until December 2013, at which time we have an option to renew the leases for an additional five-year period on the same terms and conditions subject to renegotiation of rent.

(2) This facility is leased from a third party to serve our bulk pharmaceutical customers.

(3) This facility includes 10 acres of land located in Centralia, Illinois owned by the company. The facility became operational in July 2009 and primarily serves our food-grade products business. Prior to fiscal 2011 this facility was shared with the Water Treatment Group.

(4) The acquisition of Vertex in fiscal 2011 included an office building located in St Louis, Missouri and manufacturing and warehouse facilities located in Memphis, Tennessee; Camanche, Iowa; and Dupo, Illinois. All of the facilities and land are owned by the company with the exception of the land in Dupo, Illinois, which is leased from a third party. The lease runs through May, 2014. The facility in Memphis is shared between the Industrial and Water Treatment Groups.

(5) In October 2011 we acquired a 28-acre parcel of land located in Rosemount, MN. We began construction of a new facility on the site during the third quarter of fiscal 2012 and expect it to be operational in late fiscal 2013.

(6) This facility is leased from a third party.

(7) This facility was purchased in fiscal 2011.

(8) Our Red Rock facility, which consists of a 59,000 square-foot building located on approximately 10 acres of land, has outside storage capacity for liquid bulk chemicals, as well as numerous smaller tanks for storing and mixing chemicals. The land is leased from the Port Authority of the City of St. Paul, Minnesota and the lease runs until 2029.

ITEM 3. *LEGAL PROCEEDINGS*

On November 3, 2009, ICL Performance Products, LP ("ICL"), a chemical supplier to us, filed a lawsuit in the United States District Court for the Eastern District of Missouri, asserting breach of a contract for the sale of 75% purified phosphoric acid in 2009 (the "2009 Contract"). ICL seeks to recover $7.3 million in damages and pre-judgment interest, and additionally seeks to recover its costs and attorneys' fees. ICL also claimed that we breached a contract for the sale of 75% purified phosphoric acid in 2008 (the "2008 Contract"). ICL has since dropped its claim for breach of the 2008 Contract. We have counterclaimed against ICL alleging that ICL falsely claimed to have a shortage of raw materials that prevented it from supplying us with the contracted quantity of 75% purified phosphoric acid for 2008. We claim that ICL used this alleged shortage and the threat of discontinued shipments of 75% purified phosphoric acid to force us to pay increased prices for the remainder of 2008, and to sign the 2009 Contract. Based on this alleged conduct, we have brought four alternate causes of action including: (1) breach of contract, (2) breach of the implied covenant of good faith and fair dealing, (3) negligent misrepresentation, and (4) intentional misrepresentation. We seek to recover $1.5 million in damages, and additionally seek to recover punitive damages, pre- and post-judgment interest, and our costs and attorneys' fees. After the completion of discovery, both parties moved for summary judgment in their favor. On February 7, 2012, the Court denied both parties' motions for summary judgment. ICL moved for reconsideration of parts of its motion for summary judgment. On April 24, 2012, the Court granted ICL's motion for reconsideration in part, and denied it in part. In its April 24, 2012 Memorandum and Order, the Court interpreted the meaning and effect of a specific phrase in the 2009 Contract, and concluded that, if the 2009 Contract is a legally enforceable contract, Hawkins remained obligated to purchase 50% of its requirements for 75% purified phosphoric acid from ICL in 2009. Trial is scheduled to begin on July 23, 2012. We are not able to predict the ultimate outcome of this litigation, but legal proceedings such as this can result in substantial costs and divert our management's attention and resources, which may have a material adverse effect on our business and results of operations, including cash flows.

We are a party from time to time in other legal proceedings arising in the ordinary course of our business. To date, none of the litigation has had a material effect on us.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR THE COMPANY'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES*

Quarterly Stock Data	High	Low
Fiscal 2012		
4th Quarter	$42.93	$34.36
3rd Quarter	40.89	29.05
2nd Quarter	38.66	30.14
1st Quarter	47.48	33.30
Fiscal 2011		
4th Quarter	$46.86	$36.00
3rd Quarter	50.18	34.03
2nd Quarter	37.45	24.21
1st Quarter	29.50	23.14

Cash Dividends	Declared	Paid
Fiscal 2013		
1st Quarter		$0.32
Fiscal 2012		
4th Quarter	$0.32	
3rd Quarter		$0.32
2nd Quarter	$0.32	
1st Quarter		$0.30
Fiscal 2011		
4th Quarter	$0.30	
3rd Quarter		$0.40
2nd Quarter	$0.40	
1st Quarter		$0.28

Our common shares are traded on The NASDAQ Global Market under the symbol "HWKN." The price information represents closing sale prices as reported by The NASDAQ Global Market. As of April 1, 2012, shares of our common stock were held by approximately 501 shareholders of record.

We first started paying cash dividends in 1985 and have continued to do so since. In July 2010, in recognition of the Company's strong financial performance in fiscal 2010, its strong cash position and no debt, the Board of Directors authorized a special dividend of $0.10 per share in addition to a regular semi-annual cash dividend of $0.30 per share for July 2010. Future dividend levels will be dependent upon our consolidated results of operations, financial position, cash flows and other factors, and will be evaluated by our Board of Directors.

The following graph compares the cumulative total shareholder return on our common shares with the cumulative total returns of the NASDAQ Industrial Index, the NASDAQ Composite Index, the Russell 2000 Index and the Standard & Poor's ("S&P") Small Cap 600 Index for our last five completed fiscal years. The graph assumes the investment of $100 in our stock, the NASDAQ Industrial Index, the NASDAQ Composite Index, the Russell 2000 Index and the S&P Small Cap 600 Index on March 30, 2007, and reinvestment of all dividends.



$350
$300
$250
$200
$150
$100
$50
2007
2008
2009
2010
2011
2012
NASDAQ Industrial Index
NASDAQ Composite Index
Russell 2000 Index
S&P Small Cap 600 Index
Hawkins, Inc.

ITEM 6. *SELECTED FINANCIAL DATA*

Selected financial data for the Company is presented in the table below and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations included in Item 7 and the Company's consolidated financial statements and notes thereto included in Item 8 herein.

	Fiscal Years				
	2012	**2011**	**2010**	**2009**	**2008**
	(In thousands, except per share data)				
Sales from continuing operations	$343,834	$297,641	$257,099	$284,356	$186,664
Gross profit from continuing operations	65,868	61,902	64,445	62,420	38,528
Income from continuing operations	21,628	20,314	23,738	23,424	8,488
Basic earnings per common share from continuing operations	2.09	1.98	2.32	2.29	0.83
Diluted earnings per common share from continuing operations	2.08	1.96	2.31	2.29	0.83
Cash dividends declared per common share	0.64	0.70	0.66	0.52	0.48
Cash dividends paid per common share	0.62	0.68	0.64	0.50	0.46
Total assets	$204,081	$185,005	$160,293	$136,290	$108,943

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following is a discussion and analysis of our financial condition and results of operations for fiscal 2012, 2011 and 2010. This discussion should be read in conjunction with the Financial Statements and Notes to Financial Statements included in Item 8 of this Annual Report on Form 10-K.

Overview

We derive substantially all of our revenues from the sale of bulk and specialty chemicals to our customers in a wide variety of industries. We began our operations primarily as a distributor of bulk chemicals with a strong customer focus. Over the years we have maintained the strong customer focus and have expanded our business by increasing our sales of value-added specialty chemical products, including repackaging, blending and manufacturing certain products. In recent years, we significantly expanded the sales of our higher-margin blended and manufactured products, including our food-grade products.

We have continued to invest in growing our business. During fiscal 2012, we purchased a 28-acre parcel of land in Rosemount, Minnesota and began construction of a new facility on the site, which is expected to be operational in late fiscal 2013. The site provides capacity for future business growth and lessens our dependence on our flood-prone sites on the Mississippi River. While we expect to transfer some blending and manufacturing activity to the Rosemount site, we do not intend to close any sites we currently operate.

In the fourth quarter of fiscal 2011, we completed the acquisition of substantially all of the assets of Vertex, for approximately $27.2 million. In addition to the manufacture of sodium hypochlorite bleaches, Vertex distributes and provides terminal services for bulk liquid inorganic chemicals, and contract and private label packaging for household chemicals. We believe the acquisition strengthens our market position in the Midwest. Operating results of Vertex are included in our consolidated results of operations from the date of acquisition in this Annual Report on Form 10-K as part of our Industrial segment. See Note 2 to the Consolidated Financial Statements for further information.

In fiscal 2010, we completed two new facilities to expand our ability to service our customers and facilitate growth within our Industrial Group. Our facility in Centralia, Illinois began operations in July 2009 and primarily serves our food-grade and agriculture products businesses. We also opened a facility in Minneapolis, Minnesota, to handle bulk chemicals sold to pharmaceutical manufacturers.

We opened one new branch for our Water Treatment Group in fiscal 2012 and two new branches in fiscal 2011 and expect to continue to invest in existing and new branches to expand our Water Treatment Group's geographic coverage. The cost of these branch expansions is not expected to be material. In addition, we have selectively added route sales personnel to certain existing Water Treatment Group branch offices to spur growth within our existing geographic coverage area.

In February 2009, we agreed to sell our inventory and entered into a marketing agreement regarding the business of our Pharmaceutical segment, which provided pharmaceutical chemicals to retail pharmacies and small-scale pharmaceutical manufacturers. The transaction closed in May 2009 and we have no significant obligations to fulfill under the agreement. The results of the Pharmaceutical segment have been reported as discontinued operations in our Consolidated Financial Statements for all periods presented in this Annual Report on Form 10-K.

Our financial performance in fiscal 2012 was highlighted by:

- Sales from continuing operations of $343.8 million, a 15.5% increase from fiscal 2011;
- Gross profit from continuing operations of $65.9 million or 19.2% of sales, a $4.0 million increase in gross profit dollars from fiscal 2011;

- Net cash provided by operating activities of $33.7 million; and
- Cash and cash equivalents and investments available for sale were $45.9 million as of the end of fiscal 2012.

We seek to maintain relatively constant gross profit dollars on each of our products as the cost of our raw materials increase or decrease. Since we expect that we will continue to experience fluctuations in our raw material costs and resulting prices in the future, we believe that gross profit dollars is the best measure of our profitability from the sale of our products. If we maintain relatively stable gross profit dollars on each of our products, our reported gross profit percentage will decrease when the cost of the product increases and will increase when the cost of the product decreases.

We use the last in, first out ("LIFO") method of valuing the vast majority of Hawkins' inventory, which causes the most recent product costs to be recognized in our income statement. The valuation of LIFO inventory for interim periods is based on our estimates of fiscal year-end inventory levels and costs. The LIFO inventory valuation method and the resulting cost of sales are consistent with our business practices of pricing to current commodity chemical raw material prices. Our LIFO reserve increased by $1.6 million in fiscal 2012 primarily due to volumes and mix of commodity chemicals in inventory at the end of the year. The increased reserve decreased our reported gross profit for the year. Our LIFO reserve increased by $3.9 million in fiscal 2011 due to rising costs and higher inventory volumes on hand at year-end maintained to meet customer requirements during an anticipated flood. This increase in the reserve decreased our reported gross profit in fiscal 2011.

Results of Operations

The following table sets forth certain items from our statement of income as a percentage of sales from period to period:

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Sales	100.0%	100.0%	100.0%
Cost of sales	(80.8)%	(79.2)%	(74.9)%
Gross profit	19.2%	20.8%	25.1%
Selling, general and administrative expenses	(9.0)%	(10.1)%	(10.0)%
Operating income	10.2%	10.7%	15.1%
Investment income	0.1%	0.1%	0.1%
Income from continuing operations before income taxes	10.3%	10.8%	15.2%
Provision for income taxes	(4.0)%	(4.0)%	(6.1)%
Income from continuing operations	6.3%	6.8%	9.1%
Income from discontinued operations, net of tax	0.3%	0.0%	0.1%
Net income	6.6%	6.8%	9.2%

Fiscal 2012 Compared to Fiscal 2011

Sales

Sales increased $46.2 million, or 15.5%, to $343.8 million for fiscal 2012, as compared to sales of $297.6 million for fiscal 2011. Vertex, which we acquired during the fourth quarter of 2011, contributed $32.9 million of the increase in sales for fiscal 2012. We also experienced increased sales as a result of higher selling prices due to increased commodity chemical prices. Sales of bulk chemicals, including caustic soda, were approximately 23% of sales compared to approximately 20% in the previous year. The increase in the bulk chemical sales percentage for fiscal 2012 was primarily attributable to a full year of Vertex sales volumes compared to a partial year of sales volumes in fiscal 2011.

Industrial Segment. Industrial segment sales increased $42.7 million, or 20.5%, to $251.4 million for fiscal 2012. Vertex contributed $32.9 million of the increase in sales for fiscal 2012. We experienced higher selling prices due to increased commodity chemical prices.

Water Treatment Segment. Water Treatment segment sales increased $3.5 million, or 3.9%, to $92.4 million for fiscal 2012. The sales increase was primarily attributable to increased sales volumes related to manufactured and specialty chemical products and higher bulk chemical selling prices due to increased commodity chemical prices for those products.

Gross Profit

Gross profit was $65.9 million, or 19.2% of sales, for fiscal 2012, as compared to $61.9 million, or 20.8% of sales, for fiscal 2011. The LIFO method of valuing inventory negatively impacted gross profit by $1.6 million for fiscal 2012 primarily due to volumes and mix of commodity chemicals in inventory at the end of the year. In the prior year, LIFO negatively impacted gross profit by $3.9 million due to rising raw material costs and higher inventory volumes on hand at year-end maintained to meet customer requirements during an anticipated flood.

Industrial Segment. Gross profit for the Industrial segment was $40.4 million, or 16.1% of sales, for fiscal 2012, as compared to $36.9 million, or 17.7% of sales, for fiscal 2011. The increase in gross profit dollars resulted from the addition of the Vertex business to this segment, partially offset by lower selling prices due to competitive pricing pressures and lower volumes. The LIFO method of valuing inventory negatively impacted gross profit in this segment by $1.5 million in fiscal 2012 and $2.9 million in fiscal 2011.

Water Treatment Segment. Gross profit for the Water Treatment segment was $25.5 million, or 27.6% of sales, for fiscal 2012, as compared to $25.0 million, or 28.1% of sales, for fiscal 2011. The increase in gross profit dollars was primarily due to increased sales volumes in the latter half of the fiscal 2012 more than offsetting lower volumes resulting from unfavorable weather conditions during the first half of the year and lower selling prices due to competitive pricing pressures. The LIFO method of valuing inventory negatively impacted gross profit in this segment by $0.1 million in fiscal 2012 and $1.1 million in fiscal 2011.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses were $30.8 million, or 9.0% of sales, for fiscal 2012, as compared to $29.9 million, or 10.1% of sales, for fiscal 2011. The increase was primarily due to the addition of expenses related to the Vertex business, which we acquired in the fourth quarter of fiscal 2011, partially offset by one-time costs we incurred in fiscal 2011 but did not experience in fiscal 2012. Fiscal 2011 included approximately $1.0 million in expense as a result of the death of John Hawkins, our former Chief Executive Officer, through payments due under his retention bonus agreement, and the accelerated vesting of his previously granted performance-based restricted stock units and stock options as well as approximately $0.7 million in Vertex acquisition costs.

Operating Income

Operating income was $35.1 million, or 10.2% of sales, for fiscal 2012, as compared to $32.0 million, or 10.7% of sales, for fiscal 2011. A $3.4 million increase in operating income for the Industrial segment resulted primarily from the addition of the Vertex business, partially offset by a $0.3 million decrease in operating income for the Water Treatment segment. Both segments were negatively impacted by the LIFO method of valuing inventory in fiscal 2012 and fiscal 2011.

Investment Income

Investment income was $0.1 million for fiscal 2012 and $0.3 million in fiscal 2011. The decrease in investment income was primarily due to lower cash and investment balances.

Provision for Income Taxes

Our effective income tax rate was 38.6% for fiscal 2012 compared to 37.1% for fiscal 2011. The higher effective tax rate for fiscal 2012 was primarily due to decreased permanent tax benefits and somewhat higher effective state tax rates.

Fiscal 2011 Compared to Fiscal 2010

Sales

Sales increased $40.5 million, or 15.8%, to $297.6 million for fiscal 2011, as compared to sales of $257.1 million for fiscal 2010. The sales increase was primarily driven by higher sales of manufactured and specialty chemical products and somewhat higher selling prices for bulk chemicals due to increasing commodity chemical costs. Sales of these bulk products were approximately 20% of sales compared to approximately 19% in the previous year. Additionally, the acquisition of Vertex, which closed in the fourth quarter of fiscal 2011, contributed $9.2 million in revenue.

Industrial Segment. Industrial segment sales increased $33.8 million, or 19.3%, to $208.7 million for fiscal 2011. The sales increase was primarily attributable to higher sales of manufactured and specialty chemical products and somewhat higher selling prices for commodity bulk chemicals due to increased commodity chemical costs. In addition, Vertex revenues of $9.2 million are included in fiscal 2011 Industrial segment sales.

Water Treatment Segment. Water Treatment segment sales increased $6.7 million, or 8.2%, to $88.9 million for fiscal 2011. The sales increase was primarily attributable to increased sales of manufactured and specialty chemical products.

Gross Profit

Gross profit was $61.9 million, or 20.8% of sales, for fiscal 2011, as compared to $64.4 million, or 25.1% of sales, for fiscal 2010. The LIFO method of valuing inventory negatively impacted gross profit by $3.9 million for fiscal 2011 due to increased raw material costs and higher volumes of inventory at year end maintained to meet customer requirements during an anticipated flood. In the prior year, LIFO positively impacted gross profit by $12.6 million due to decreases in certain raw material costs during that period.

Industrial Segment. Gross profit for the Industrial segment was $36.9 million, or 17.7% of sales, for fiscal 2011, as compared to $37.3 million, or 21.3% of sales, for fiscal 2010. Competitive pricing pressures and increased operational overhead costs contributed to the lower gross profit levels in the Industrial segment. This group incurred $0.3 million of overhead costs associated with flood control efforts in the fourth quarter of fiscal 2011. These reductions in gross profit were partially offset by higher sales of higher margin manufactured and specialty chemical products. The LIFO method of valuing inventory negatively impacted gross profit in this segment by $2.9 million in fiscal 2011, as compared to positively impacting gross profit by $10.2 million in fiscal 2010.

Water Treatment Segment. Gross profit for the Water Treatment segment was $25.0 million, or 28.1% of sales, for fiscal 2011, as compared to $27.2 million, or 33.0% of sales, for fiscal 2010. The decrease in gross profit dollars was primarily due to competitive pricing pressures and increased operational overhead costs, partially offset by increased sales. Additionally, the LIFO method of valuing inventory negatively impacted gross profit in this segment by $1.1 million in fiscal 2011, as compared to positively impacting gross profit by $2.4 million in fiscal 2010.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses increased $4.3 million to $29.9 million, or 10.1% of sales, for fiscal 2011, as compared to $25.6 million, or 10.0% of sales, for fiscal 2010. We incurred approximately $1.0 million in additional expense as a result of the death of John Hawkins, our former Chief Executive Officer, through payments due under his retention bonus agreement and the accelerated vesting of his previously granted performance-based restricted stock units and stock options. Other items driving the increased expenses include acquisition costs of approximately $0.7 million relating to the Vertex acquisition in addition to higher equity incentive plan costs and litigation defense costs.

Operating Income

Operating income was $32.0 million, or 10.7% of sales, for fiscal 2011, as compared to $38.8 million, or 15.1% of sales, for fiscal 2010. The decrease in operating income was the result of reduced gross profits and increased SG&A expenses. Both reporting segments saw a decline in their gross profit dollars due to competitive pricing pressures and higher operational overhead costs. Both segments were also negatively impacted by the LIFO method of valuing inventory in fiscal 2011.

Investment Income

Investment income was $0.3 million for fiscal 2011 and fiscal 2010.

Provision for Income Taxes

Our effective income tax rate was 37.1% for fiscal 2011 compared to 39.3% for fiscal 2010. The lower effective tax rate for fiscal 2011 was primarily due to increased permanent tax differences, lower taxable income levels and somewhat lower effective state tax rates.

Liquidity and Capital Resources

Cash provided by operating activities in fiscal 2012 was $33.7 million compared to $28.5 million in fiscal 2011 and $38.8 million in fiscal 2010. The increase in cash provided by operating activities in fiscal 2012 from fiscal 2011 was primarily due to increases in net income and depreciation and amortization. Higher working capital balances used $1.9 million in cash in fiscal 2012 compared to cash used of $0.4 million for working capital in fiscal 2011. The net increase in working capital balances in fiscal 2012 was primarily due to increasing commodity chemical costs and the resulting increase in selling prices, which resulted in an increase in trade receivables, lower accounts payable and income tax payable balances due to the timing of payments. Due to the nature of our operations, which includes purchases of large quantities of bulk chemicals, the timing of purchases can result in significant changes in working capital investment and the resulting operating cash flow. Historically, our cash requirements for working capital increase during the period from April through November as caustic soda inventory levels increase as the majority of barges are received during this period.

Cash used in financing activities was $3.7 million in fiscal 2012 compared to $6.9 million in fiscal 2011 and $6.6 million in fiscal 2010. The decrease in cash used in financing activities in fiscal 2012 was primarily due to proceeds from the exercise of employee stock options, recognition of excess tax benefits from share-based compensation and proceeds from the issuance of new shares of common stock for the Company's employee stock purchase plan.

Cash and investments available-for-sale of $45.9 million at April 1, 2012 increased by $8.5 million as compared with April 3, 2011, primarily due to cash generated from operations, proceeds from the exercise of employee stock options and proceeds from the issuance of new shares of common stock through the Company's employee stock purchase plan, partially offset by capital expenditures and dividend payments. Investments available-for-sale as of April 1, 2012 and April 3, 2011 consisted of certificates of deposit with maturities ranging from three months to two years.

Capital Expenditures

Capital expenditures were $20.1 million in fiscal 2012, $12.4 million in fiscal 2011 and $8.3 million in fiscal 2010. Significant capital expenditures in fiscal 2012 consisted of approximately $12.1 million related to business expansion and process improvement projects including the new facility in Rosemount, Minnesota and Water Treatment segment expansion, $2.2 million for regulatory and safety improvements and $3.0 million for other facility improvements and returnable containers. We expect that recurring capital expenditures and safety improvements, facilities improvements and returnable containers, in fiscal 2013 will be comparable to the spending in fiscal 2012. We are projecting increased total capital spending in fiscal 2013 as compared with fiscal 2012, as we complete the Rosemount facility and make other expansion investments. Total capital spending in fiscal 2013 is currently projected to be approximately $30 million. We expect cash balances and our cash flows from operations will be sufficient to fund our cash requirements in fiscal 2013.

Dividends

During the second quarter of fiscal 2012, our Board of Directors increased our semi-annual cash dividend by 6.7% to $0.32 per share from $0.30 per share. We first started paying cash dividends in 1985 and have continued to do so since. Future dividend levels will be dependent upon our results of operations, financial position, cash flows and other factors, and will be evaluated by our Board of Directors.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The following table provides aggregate information about our contractual payment obligations and the periods in which payments are due:

	Payments Due by Period						
Contractual Obligation	**2013**	**2014**	**2015**	**2016**	**2017**	**More than 5 Years**	**Total**
				(In thousands)			
Operating lease obligations	$709	$723	$712	$657	$598	$3,381	$6,780

Critical Accounting Policies

In preparing the financial statements, we follow U.S. generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. We consider the following policies to involve the most judgment in the preparation of our financial statements.

Revenue Recognition — We recognize revenue when there is evidence that the customer has agreed to purchase the product, the price and terms of the sale are fixed, the product has shipped and title passes to our customer, performance has occurred, and collection of the receivable is reasonably assured.

LIFO Reserve — Inventories, with the exception of Vertex inventories, are primarily valued at the lower of cost or market with cost being determined using the LIFO method. We may incur significant fluctuations in our gross margins due primarily to changes in the cost of a single, large-volume component of our inventory. The price of this inventory component may fluctuate depending on the balance between supply and demand. Management reviews the LIFO reserve on a quarterly basis. Vertex inventories are valued at the lower of cost or market with cost being determined using the FIFO method.

Goodwill — Goodwill represents the excess of the cost of acquired businesses over the fair value of identifiable tangible net assets and identifiable intangible assets purchased. Goodwill is tested at least annually for impairment, and is tested for impairment more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is performed using a two-step process. In the first step, the fair value of the reporting unit is compared with the carrying amount of the reporting unit, including goodwill. If the estimated fair value is less than the carrying amount of the reporting unit, an indication that goodwill impairment exists and a second step must be completed in order to determine the amount of the goodwill impairment, if any, which should be recorded. In the second step, an impairment loss would be recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The fair value of the reporting unit is determined using a discounted cash flow analysis. Projecting discounted future cash flows requires us to make significant estimates regarding future revenues and expenses, projected capital expenditures, changes in working capital and the appropriate discount rate. The projections also take into account several factors including current and estimated economic trends and outlook, costs of raw materials, consideration of our market capitalization in comparison to the estimated fair values of our reporting units determined using discounted cash flow analyses and other factors which are beyond our control.

We completed step one of our annual goodwill impairment evaluation during the fourth quarter of fiscal 2012 and determined that our reporting units' fair value substantially exceeded their carrying value. Accordingly, step two of the impairment analysis was not required. We also completed an impairment test of infinite-life intangible assets during the fourth quarter, in which the fair value exceeded the carrying amount. Additionally, no impairment charges were required for fiscal 2011 or 2010.

Impairment of Long-Lived Assets — We review the recoverability of long-lived assets to be held and used, such as property, plant and equipment and intangible assets subject to amortization, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable, such as prolonged industry downturn or significant reductions in projected future cash flows. The assessment of possible impairment is based on our ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows (undiscounted) of the related operations. If these cash flows are less than the carrying value of such asset or asset group, an impairment is recognized equal to the amount by which the carrying value exceeds the fair value of the long-lived assets. The measurement of impairment requires us to estimate future cash flows and the fair value of long-lived assets. Significant judgments and assumptions are required in the forecast of future operating results used in the preparation of the estimated future cash flows. We periodically review the appropriateness of the estimated useful lives of our long-lived assets. Changes in these estimates could have a material effect on the assessment of long-lived assets subject to amortization. There were no triggering events that required long-lived assets to be evaluated for impairment during fiscal 2012.

Income Taxes — In the preparation of our financial statements, management calculates income taxes. This includes estimating the current tax liability as well as assessing temporary differences resulting from different treatment of items for tax and book accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded on the balance sheet. These assets and liabilities are analyzed regularly and management assesses the likelihood that deferred tax assets will be recovered from future taxable income. A valuation allowance is established to the extent that management believes that recovery is not likely. Reserves are also established for potential and ongoing audits of federal and state tax issues. We routinely monitor the potential impact of such situations and believe that it is properly reserved. Valuations related to amounts owed and tax rates could be impacted by changes to tax codes, changes in statutory tax rates, our future taxable income levels and the results of tax audits.

Recently Issued Accounting Pronouncements

See Item 8, "Note 1 — Nature of Business and Significant Accounting Policies" of the Notes to Consolidated Financial Statements for information regarding recently adopted accounting standards or accounting standards to be adopted in the future.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK*

We are subject to the risk inherent in the cyclical nature of commodity chemical prices. However, we do not currently purchase forward contracts or otherwise engage in hedging activities with respect to the purchase of commodity chemicals. We attempt to pass changes in material prices on to our customers, however, there are no assurances that we will be able to pass on the increases in the future.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Hawkins, Inc.:

We have audited the accompanying consolidated balance sheets of Hawkins, Inc. and subsidiaries (the Company) as of April 1, 2012 and April 3, 2011, and the related consolidated statements of income, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended April 1, 2012. In connection with our audits of the financial statements, we have also audited the financial statement schedule listed in the Index at Item 15, as of and for the years ended April 1, 2012, April 3, 2011 and March 28, 2010. We also have audited the Company's internal control over financial reporting as of April 1, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hawkins, Inc. and subsidiaries as of April 1, 2012, April 3, 2011 and March 28, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended April 1, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein as of April 1, 2012, April 3, 2011 and March 28, 2010 and for each of the years in the three-year period ended April 1, 2012. Furthermore, in our opinion, Hawkins, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 1, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP
Minneapolis, Minnesota
June 1, 2012

HAWKINS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	April 1, 2012	April 3, 2011
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 28,566	$ 18,940
Investments available-for-sale	12,210	15,286
Trade receivables — less allowance for doubtful accounts: $460 for 2012 and $406 for 2011	38,069	35,736
Inventories	27,633	29,217
Income taxes receivable	2,447	2,197
Prepaid expenses and other current assets	1,930	2,872
Total current assets	110,855	104,248
PROPERTY, PLANT, AND EQUIPMENT:		
Land	7,931	4,362
Buildings and improvements	55,066	47,107
Machinery and equipment	39,432	35,740
Transportation equipment	14,842	14,036
Office furniture and equipment including computer systems	10,027	11,729
	127,298	112,974
Less accumulated depreciation and amortization	54,033	50,579
Net property, plant, and equipment	73,265	62,395
OTHER ASSETS:		
Goodwill	6,495	6,231
Intangible assets — less accumulated amortization: $1,790 for 2012 and $1,165 for 2011	8,186	8,811
Long-term investments	5,139	3,175
Other	141	145
Total other assets	19,961	18,362
Total assets	$204,081	$185,005
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable — trade	$ 18,623	$ 23,350
Dividends payable	3,337	3,095
Accrued payroll and employee benefits	8,481	7,760
Deferred income taxes	3,170	2,619
Container deposits	987	978
Other accruals	1,691	1,669
Total current liabilities	36,289	39,471
OTHER LONG-TERM LIABILITIES	763	1,215
DEFERRED INCOME TAXES	10,422	7,876
Total liabilities	47,474	48,562
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Common stock; authorized: 30,000,000 shares of $0.05 par value; 10,430,874 and 10,307,177 shares issued and outstanding for 2012 and 2011, respectively	522	515
Additional paid-in capital	45,169	41,060
Retained earnings	111,039	95,013
Accumulated other comprehensive loss	(123)	(145)
Total shareholders' equity	156,607	136,443
	$204,081	$185,005

See accompanying notes to consolidated financial statements.

HAWKINS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per-share data)

	Fiscal Year Ended		
	April 1, 2012	**April 3, 2011**	**March 28, 2010**
Sales	$ 343,834	$ 297,641	$ 257,099
Cost of sales	(277,966)	(235,739)	(192,654)
Gross profit	65,868	61,902	64,445
Selling, general and administrative expenses	(30,759)	(29,940)	(25,605)
Operating income	35,109	31,962	38,840
Investment income	145	333	286
Income from continuing operations before income taxes	35,254	32,295	39,126
Provision for income taxes	(13,626)	(11,981)	(15,388)
Income from continuing operations	21,628	20,314	23,738
Income from discontinued operations, net of tax	1,057	—	109
Net income	$ 22,685	$ 20,314	$ 23,847
Weighted average number of shares outstanding-basic	10,339,391	10,260,135	10,250,978
Weighted average number of shares outstanding-diluted	10,408,573	10,352,633	10,282,993
Basic earnings per share			
Earnings per share from continuing operations	$ 2.09	$ 1.98	$ 2.32
Earnings per share from discontinued operations	0.10	—	0.01
Basic earnings per share	$ 2.19	$ 1.98	$ 2.33
Diluted earnings per share			
Earnings per share from continuing operations	$ 2.08	$ 1.96	$ 2.31
Earnings per share from discontinued operations	0.10	—	0.01
Diluted earnings per share	$ 2.18	$ 1.96	$ 2.32
Cash dividends declared per common share	$ 0.64	$ 0.70	$ 0.66

See accompanying notes to consolidated financial statements.

HAWKINS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount				
BALANCE — March 29, 2009	10,246,458	$512	$38,368	$ 64,860	$ (10)	$103,730
Cash dividends				(6,786)		(6,786)
Stock compensation expense			659			659
Vesting of restricted stock	7,000	1	—			1
Comprehensive income:						
Unrealized gain on available-for-sale investments, net of tax					66	66
Unrealized loss on post-retirement plan liability, net of tax					(19)	(19)
Net income				23,847		23,847
Comprehensive income						23,894
BALANCE — March 28, 2010	10,253,458	$513	$39,027	$ 81,921	$ 37	$121,498
Cash dividends				(7,222)		(7,222)
Stock compensation expense			1,952			1,952
Tax benefit on share-based compensation plans			281			281
Vesting of restricted stock	58,653	3	(3)			—
Shares surrendered for payroll taxes	(4,934)	(1)	(197)			(198)
Comprehensive income:						
Unrealized loss on available-for-sale investments, net of tax					(63)	(63)
Unrealized loss on post-retirement plan liability, net of tax					(119)	(119)
Net income				20,314		20,314
Comprehensive income						20,132
BALANCE — April 3, 2011	10,307,177	$515	$41,060	$ 95,013	$(145)	$136,443
Cash dividends				(6,659)		(6,659)
Stock compensation expense			1,350			1,350
Tax benefit on share-based compensation plans			698			698
Vesting of restricted stock	18,663	1	(1)			—
Shares surrendered for payroll taxes	(3,980)	—	(150)			(150)
Stock Options Exercised	85,332	5	1,461			1,466
ESPP Shares Issued	23,682	1	751			752
Comprehensive income:						
Unrealized loss on available-for-sale investments, net of tax					(4)	(4)
Unrealized gain on post-retirement plan liability, net of tax					26	26
Net income				22,685		22,685
Comprehensive income						22,707
BALANCE — April 1, 2012	10,430,874	$522	$45,169	$111,039	$(123)	$156,607

See accompanying notes to consolidated financial statements.

HAWKINS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended		
	April 1, 2012	April 3, 2011	March 28, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 22,685	$ 20,314	$ 23,847
Reconciliation to cash flows:			
Depreciation and amortization	8,458	7,148	6,292
Deferred income taxes	3,082	(600)	7,152
Stock compensation expense	1,350	1,952	659
Loss from property disposals	2	127	12
Changes in operating accounts (using) providing cash, net of effects of acquisition:			
Trade receivables	(2,407)	(5,929)	4,050
Inventories	1,319	(3,141)	514
Accounts payable	(1,846)	5,356	(462)
Accrued liabilities	343	158	(322)
Income taxes	(251)	2,529	(2,404)
Other	947	619	(556)
Net cash provided by operating activities	33,682	28,533	38,782
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to property, plant, and equipment	(20,057)	(12,421)	(8,331)
Purchases of investments	(14,165)	(14,210)	(41,240)
Sale and maturities of investments	15,270	30,545	6,450
Proceeds from property disposals	255	143	148
Acquisition of Vertex	(1,709)	(25,500)	—
Net cash used in investing activities	(20,406)	(21,443)	(42,973)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid	(6,417)	(7,005)	(6,573)
New Shares Issued	752	—	—
Stock Options Exercised	1,466	—	—
Excess tax benefit from share-based compensation	699	281	—
Shares surrendured for payroll taxes	(150)	(198)	—
Net cash used in financing activities	(3,650)	(6,922)	(6,573)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,626	168	(10,764)
CASH AND CASH EQUIVALENTS- Beginning of period	18,940	18,772	29,536
CASH AND CASH EQUIVALENTS- End of period	$ 28,566	$ 18,940	$ 18,772
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION-			
Cash paid during the year for income taxes	$ 10,788	$ 9,771	$ 10,654
Noncash investing activities-			
Acquisition purchase price in accounts payable	$ —	$ 1,709	$ —
Capital expenditures in accounts payable	$ 279	$ 1,450	$ 1,118

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of Business and Significant Accounting Policies

Nature of Business — We have two reportable segments: Industrial and Water Treatment. The Industrial Group operates our Industrial segment and specializes in providing industrial chemicals, products and services to the agriculture, energy, electronics, food, chemical processing, pulp and paper, pharmaceutical, medical device and plating industries. The group also manufactures and sells certain food-grade products, including our patented Cheese Phos® liquid phosphate, lactates and other blended products. The Water Treatment Group operates our Water Treatment segment and specializes in providing chemicals, equipment and solutions for potable water, municipal and industrial wastewater, industrial process water and non-residential swimming pool water. The group has the resources and flexibility to treat systems ranging in size from a small single well to a multi-million gallon-per-day facility.

Fiscal Year — Our fiscal year is a 52/53-week year ending on the Sunday closest to March 31. Our fiscal year ending April 1, 2012 ("fiscal 2012") is a 52-week year. The fiscal year ended April 3, 2011 ("fiscal 2011") was a 53-week year, and the fiscal year ended March 28, 2010 ("fiscal 2010") was a 52-week year. The fiscal year ending on March 31, 2013 ("fiscal 2013") will be a 52-week year. Beginning in fiscal 2012, we changed our quarterly interim reporting to a 13-week convention.

Principles of Consolidation — The consolidated financial statements include the accounts of Hawkins, Inc. and its wholly-owned subsidiaries. All intercompany transactions and accounts have been eliminated.

Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition — We recognize revenue when there is evidence that the customer has agreed to purchase the product, the price and terms of the sale are fixed, the product has shipped and title passes to our customer, performance has occurred, and collection of the receivable is reasonably assured.

Shipping and Handling — All shipping and handling amounts billed to customers are included in revenues. Costs incurred related to the shipping and handling of products are included in cost of sales.

Fair Value Measurements — The Financial Accounting Standards Board ("FASB") issued an accounting standard codified in ASC 820 "Fair Value Measurements and Disclosures" that provides a single definition for fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. This standard also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances.

The financial assets and liabilities that are re-measured and reported at fair value for each reporting period include marketable securities. Other than the application of purchase accounting as a result of the Vertex acquisition, there were no fair value measurements with respect to nonfinancial assets or liabilities that are recognized or disclosed at fair value in our consolidated financial statements on a recurring basis subsequent to the effective date of this standard.

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:

Level 1: Valuation is based on observable inputs such as quoted market prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Valuation is based on inputs such as quoted market prices for similar assets or liabilities in active markets or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

In making fair value measurements, observable market data must be used when available. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Cash Equivalents — Cash equivalents include all liquid debt instruments (primarily cash funds, money market accounts and certificates of deposit) purchased with an original maturity of three months or less. The balances maintained at financial institutions may, at times, exceed federally insured limits.

Investments — Available-for-sale securities consist of certificates of deposit and are valued at current market value, with the resulting unrealized gains and losses excluded from earnings and reported, net of tax, as a separate component of shareholders' equity until realized. Any impairment loss to reduce an investment's carrying amount to its fair market value is recognized in income when a decline in the fair market value of an individual security below its cost or carrying value is determined to be other than temporary.

Trade Receivables and Concentrations of Credit Risk — Financial instruments, which potentially subject us to a concentration of credit risk, principally consist of trade receivables. We sell our principal products to a large number of customers in many different industries. There are no concentrations of business transacted with a particular customer or sales from a particular service or geographic area that would significantly impact us in the near term. To reduce credit risk, we routinely assess the financial strength of our customers. We record an allowance for doubtful accounts to reduce our receivables to an amount we estimate is collectible from our customers. Estimates used in determining the allowance for doubtful accounts are based on historical collection experience, current trends, aging of accounts receivable and periodic evaluations of our customers' financial condition. We invest our excess cash balances at times in certificates of deposit and a money market account at two separate financial institutions where the cash balances may exceed federally insured limits. The institutions are two of the largest commercial banking institutions in the country and both have maintained a AA credit rating.

Inventories — Inventories, consisting primarily of finished goods, are primarily valued at the lower of cost or net realizable value, with cost being determined using the last-in, first-out ("LIFO") method. Vertex's inventory cost, which represents approximately 10% of the total FIFO inventory balance at April 1, 2012, is determined using the first-in, first-out ("FIFO") method.

Property, Plant and Equipment — Property is stated at cost and depreciated or amortized over the lives of the assets, using straight-line method. Estimated lives are: 10 to 40 years for buildings and improvements; 3 to 20 years for machinery and equipment; 3 to 10 years for transportation equipment; and 3 to 10 years for office furniture and equipment including computer systems.

Significant improvements that add to productive capacity or extend the lives of properties are capitalized. Costs for repairs and maintenance are charged to expense as incurred. When property is retired or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any related gains or losses are included in income.

We review the recoverability of long-lived assets to be held and used, such as property, plant and equipment, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable, such as prolonged industry downturn or significant reductions in projected future cash flows. The assessment of possible impairment is based on our ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows (undiscounted) of the related operations. If these cash flows are less than the carrying value of such asset or asset group, an impairment loss would be measured by the amount the carrying value exceeds the fair value of the long-lived assets. The measurement of impairment requires us to estimate future cash flows and the fair value of long-lived assets. No material long-lived assets were determined to be impaired during fiscal 2012, 2011, or 2010.

Goodwill and Identifiable Intangible Assets — Goodwill represents the excess of the cost of acquired businesses over the fair value of identifiable tangible net assets and identifiable intangible assets purchased. Goodwill is tested at least annually for impairment, and is tested for impairment more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is performed using a two-step process. In the first step, the fair value of the reporting unit is compared with the carrying amount of the reporting unit, including goodwill. If the estimated fair value is less than the carrying amount of the reporting unit, an indication that goodwill impairment exists and a second step must be completed in order to determine the amount of the goodwill impairment, if any, which should be recorded. In the second step, an impairment loss would be recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The fair value of the reporting unit is determined using a discounted cash flow analysis. Projecting discounted future cash flows requires us to make significant estimates regarding future revenues and expenses, projected capital expenditures, changes in working capital and the appropriate discount rate. The projections also take into account several factors including current and estimated economic trends and outlook, costs of raw materials, consideration of our market capitalization in comparison to the estimated fair values of our reporting units determined using discounted cash flow analyses and other factors which are beyond our control.

Our primary identifiable intangible assets include customer lists, trade secrets, non-compete agreements, trademarks, and trade names acquired in previous business acquisitions. Identifiable intangibles with finite lives are amortized and those identifiable intangibles with indefinite lives are not amortized. The values assigned to the intangible assets with finite lives are being amortized on average over approximately 14 years. Identifiable intangible assets that are subject to amortization are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Identifiable intangible assets not subject to amortization are tested for impairment annually or more frequently if events warrant. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount.

We completed step one of our annual goodwill impairment evaluation during the fourth quarter of fiscal 2012 and determined that our reporting units' fair value substantially exceeded their carrying value. Accordingly, step two of the impairment analysis was not required. We also completed an impairment test of infinite-life intangible assets during the fourth quarter, in which the fair value exceeded the carrying amount. Additionally, no impairment charges were required for fiscal 2011 or 2010.

Income Taxes — In the preparation of our consolidated financial statements, management calculates income taxes based upon the estimated effective rate applicable to operating results for the full fiscal year. This includes estimating the current tax liability as well as assessing differences resulting from different treatment of items for tax and book accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded on the balance sheet. These assets and liabilities are analyzed regularly and management assesses the likelihood that deferred tax assets will be recovered from future taxable income. We record any interest and penalties related to income taxes as income tax expense in the statements of income.

The effect of income tax positions are recognized only if those positions are more likely than not of being sustained. Changes in recognition or measurement are made as facts and circumstances change.

Stock-Based Compensation — We account for stock-based compensation on a fair value basis. The estimated grant date fair value of each stock-based award is recognized in expense over the requisite service period (generally the vesting period). The estimated fair value of each option is calculated using the Black-Scholes option-pricing model. Non-vested share awards are recorded as compensation expense over the requisite service periods based on the market value on the date of grant.

Earnings Per Share — Basic earnings per share ("EPS") are computed by dividing net income by the weighted-average number of common shares outstanding. Diluted EPS are computed by dividing net income by the weighted-average number of common shares outstanding including the incremental shares assumed to be issued upon the exercise of stock options and the incremental shares assumed to be issued as performance units and restricted stock. Basic and diluted EPS were calculated using the following:

	April 1, 2012	April 3, 2011	March 28, 2010
Weighted average common shares outstanding — basic	10,339,391	10,260,135	10,250,978
Dilutive impact of stock options, performance units, and restricted stock	69,182	92,498	32,015
Weighted average common shares outstanding — diluted	10,408,573	10,352,633	10,282,993

There were no shares or stock options excluded from the calculation of weighted average common shares for diluted EPS for fiscal 2012 or fiscal 2011. Stock options totaling 70,665 in fiscal 2010 have been excluded from the calculation of diluted EPS because the effect of including the shares would be anti-dilutive.

Derivative Instruments and Hedging Activities — We do not have any freestanding or embedded derivatives and it is our policy to not enter into contracts that contain them.

Recently Issued Accounting Pronouncements —

Intangibles – Goodwill and Other — In September 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-08, "Testing Goodwill for Impairment" which amended the guidance on goodwill impairment testing to allow companies to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If, as a result of the qualitative assessment, an entity determines that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The amendment is effective for fiscal years beginning after December 15, 2011, which is our fiscal year 2013, but early adoption is permitted. We intend to adopt the amendment in fiscal 2013 and do not expect it to materially affect our financial position or results of operations.

Multiemployer Pension Plans — In September 2011, FASB issued ASU No. 2011-09, *"Disclosures about an Employer's Participation in a Multiemployer Plan"*, to require expanded disclosures for entities participating in multiemployer plans. The expanded disclosures are designed to assist financial statement users in assessing the potential impact of an entity's participation in multiemployer plans on future cash flow. This guidance is effective for annual reporting periods ending after December 15, 2011. We adopted this ASU during fiscal 2012. This ASU does not change the accounting for an employer's participation in a multiemployer plan. See Note 8 — Profit Sharing, Employee Stock Ownership and Employee Stock Purchase Plans for disclosures related to this ASU.

Note 2 — Business Combinations

In the fourth quarter of fiscal 2011, we completed the acquisition of the assets of Vertex Chemical Corporation, Novel Wash Co. Inc. and R.H.A. Corporation, (collectively, "Vertex"), pursuant to an Asset Purchase Agreement dated as of January 10, 2011 (the "Asset Purchase Agreement"). As provided in the Asset Purchase Agreement, we acquired substantially all of the assets used in Vertex's business, which is primarily the manufacture and distribution of sodium hypochlorite and the distribution of caustic soda, hydrochloric acid and related products. We paid cash of $25.5 million at closing and assumed certain liabilities of Vertex. The purchase price was revised to $27.2 million as provided in the Asset Purchase Agreement to reflect a final working capital adjustment of $1.7 million, which was paid in early fiscal 2012. In connection with the acquisition we incurred acquisition related costs during fiscal 2011 of $0.7 million, which were recorded as selling, general and administrative expenses in the Consolidated Statements of Income.

The acquisition has been accounted for under the acquisition method of accounting in accordance with ASC Topic 805, *Business Combinations*. Under the acquisition method of accounting, the total estimated purchase price is allocated to the net tangible and intangible assets of Vertex acquired in connection with the acquisition, based on their estimated fair values.

The allocation of the purchase price to assets acquired and liabilities assumed follows:

(In thousands)	Amount
Accounts receivable	$ 4,975
Inventories	4,486
Other current assets	198
Property, plant and equipment	8,991
Goodwill	5,291
Intangibles	5,490
Accounts payable	(2,012)
Accrued employee benefits	(210)
Total purchase price	$27,209

The allocation of the purchase price to the assets acquired and liabilities assumed resulted in the recognition of the following intangible assets:

(In thousands)	Amount	Weighted Average Life
Customer relationships	$3,450	20 years
Trademark	1,240	10 years
Carrier relationships	800	10 years
Intangible assets acquired	$5,490	

The fair value of the identified intangible assets was estimated using an income approach. Under the income approach an intangible asset's fair value is equal to the present value of future economic benefits to be derived from ownership of an asset. Indications of value are developed by discounting future net cash flows to their present value at market-based rates of return.

The goodwill recognized as a result of the Vertex acquisition is primarily attributable to expected synergies, as well as Vertex's assembled work force.

Vertex operating results are included in our Consolidated Statements of Income in our Industrial segment from the date of acquisition.

The following unaudited pro forma condensed consolidated financial results of operations for the year ended April 3, 2011 is presented as if the Vertex acquisition had been completed at the beginning of the period. The amounts shown for the year ended April 1, 2012 are based on actual results for the period:

(In thousands, except share and per-share data)	Years Ended April 1, 2012	Years Ended April 3, 2011
Pro forma net sales	$ 343,834	$ 329,653
Pro forma net earnings	22,685	21,888
Pro forma earnings per share:		
Basic	$ 2.19	$ 2.13
Diluted	2.18	2.11
Weighted average common shares outstanding:		
Basic	10,339,391	10,260,135
Diluted	10,408,573	10,352,633

These unaudited pro forma condensed consolidated financial results have been prepared for illustrative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisition occurred on the first day of each fiscal period presented, or of future results of the consolidated entities. The unaudited pro forma condensed consolidated financial information does not reflect any operating efficiencies and cost savings that may have been realized from the integration of the acquisition.

Note 3 — Cash and Cash Equivalents and Investments

The following table presents information about our financial assets and liabilities that are measured at fair value on a recurring basis as of April 1, 2012 and April 3, 2011, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

Description (In thousands)	April 1, 2012	Level 1	Level 2	Level 3
Assets:				
Cash	$28,006	$28,006	$ —	$—
Certificates of deposit	17,349	—	17,349	—
Money market securities	560	560	—	—

Description (In thousands)	April 3, 2011	Level 1	Level 2	Level 3
Assets:				
Cash	$18,485	$18,485	$ —	$—
Certificates of deposit	18,461	—	18,461	—
Money market securities	455	455	—	—

Our financial assets that are measured at fair value on a recurring basis are certificates of deposit ("CD's"), with maturities ranging from three months to two years which fall within valuation technique Level 2. The CD's are classified as investments in current assets and noncurrent assets on the Consolidated Balance Sheets. As of April 1, 2012, the CD's in current assets have a fair value of $12.2 million, and in noncurrent assets, the CD's have a fair value of $5.1 million.

The carrying value of cash and cash equivalents accounts approximates fair value, as maturities are three months or less. We did not have any financial liability instruments subject to recurring fair value measurements as of April 1, 2012 and April 3, 2011.

The contractual maturities of available-for-sale securities at April 1, 2012 are shown in the table below.

(In thousands)	Amortized Cost	Fair Value	Unrealized Gain/(loss)
Within one year	$12,205	$12,210	$ 5
Between one and two years	5,145	5,139	(6)
Total available-for-sale securities	$17,350	$17,349	$(1)

The contractual maturities of available-for-sale securities at April 3, 2011 are shown in the table below.

(In thousands)	Amortized Cost	Fair Value	Unrealized Gain/(loss)
Within one year	$15,270	$15,286	$ 16
Between one and two years	3,185	3,175	(10)
Total available-for-sale securities	$18,455	$18,461	$ 6

Realized gains and losses were not material for fiscal 2012, fiscal 2011 and fiscal 2010.

Note 4 — Inventories

Inventories at April 1, 2012 and April 3, 2011 consisted of the following:

(In thousands)	2012	2011
Finished goods (FIFO basis)	$35,072	$35,071
LIFO reserve	(7,439)	(5,854)
Net inventory	$27,633	$29,217

The FIFO value of inventories accounted for under the LIFO method were $30.6 million at April 1, 2012 and $28.6 million at April 3, 2011. The remainder of the inventory was valued and accounted for under the FIFO method.

We increased the LIFO reserve by $1.6 million in fiscal 2012 due primarily to the volume and mix of commodity chemicals in inventory at the end of the year. In fiscal 2011 we increased the LIFO reserve by $3.9 million due primarily to rising inventory costs, as well as higher inventory volumes at the end of fiscal 2011.

Note 5 — Goodwill and Other Identifiable Intangible Assets

The changes in the carrying amount of goodwill were as follows:

(In thousands)	Amount
Balance as of March 28, 2010	$1,204
Vertex acquisition	5,027
Balance as of April 3, 2011	6,231
Fiscal 2012 adjustment	264
Balance as of April 1, 2012	$6,495

The increase in goodwill during fiscal 2012 relates to the finalization of the determination of the fair value of inventory acquired as part of the acquisition of Vertex.

A summary of our intangible assets as of April 1, 2012 and April 3, 2011 were as follows:

	2012		
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net
Finite-life intangible assets:			
Customer relationships	$5,508	$ (706)	$4,802
Trademark	1,240	(150)	1,090
Trade secrets	862	(521)	341
Carrier relationships	800	(96)	704
Other finite-life intangible assets	339	(317)	22
Total finite-life intangible assets	8,749	(1,790)	6,959
Indefinite-life intangible assets	1,227	—	1,227
Total intangible assets, net	$9,976	$(1,790)	$8,186

(In thousands)	2011 Gross Carrying Amount	2011 Accumulated Amortization	2011 Net
Finite-life intangible assets:			
Customer relationships	$5,508	$ (423)	$5,085
Trademark	1,240	(26)	1,214
Trade secrets	862	(413)	449
Carrier relationships	800	(18)	782
Other finite-life intangible assets	339	(285)	54
Total finite-life intangible assets	8,749	(1,165)	7,584
Indefinite-life intangible assets	1,227	—	1,227
Total intangible assets, net	$9,976	$(1,165)	$8,811

Intangible asset amortization expense was $0.6 million during fiscal 2012, $0.3 million during fiscal 2011, and $0.2 million during fiscal 2010.

The estimated future amortization expense for identifiable intangible assets during the next five years is as follows:

(In thousands)	2013	2014	2015	2016	2017
Estimated amortization expense	$596	$592	$592	$502	$479

Note 6 — Accumulated Other Comprehensive Income (Loss)

Components of accumulated other comprehensive income (loss), net of tax, were as follows:

(In thousands)	2012	2011	2010
Unrealized gain (loss) on:			
Available-for-sale investments	$ (4)	$ 3	$ 66
Post-retirement plan liability adjustments	26	(148)	(29)
Accumulated other comprehensive income (loss)	$22	$(145)	$ 37

Note 7 — Share-Based Compensation

Stock Option Awards. Our Board of Directors has approved a long-term incentive equity compensation arrangement for our executive officers. This long-term incentive arrangement provides for the grant of nonqualified stock options that vest at the end of a three-year period and expire no later than 10 years after the grant date. We used the Black-Scholes valuation model to estimate the fair value of the options at grant date based on the following assumptions:

	Fiscal 2010 grant	Fiscal 2009 grant
Dividend yield	2.5%	3.2%
Volatility	31.4%	28.0%
Risk-free interest rate	2.1%	3.0%
Expected life in years	4	4

Volatility was calculated using the past four years of historical stock prices of our common stock. The expected life is estimated based on expected future trends and the terms and vesting periods of the options granted. The risk-free interest rate is an interpolation of the relevant U.S. Treasury Bond Rate as of the grant date.

The following table represents the stock option activity for fiscal 2012 and fiscal 2011:

	2012					
	Total Outstanding			Exercisable		
(In thousand, except share data)	Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Outstanding at beginning of year	131,997	$17.82	$4,908	66,666	$17.67	$2,482
Granted	—	—		—	—	
Vested	—	—		27,999	15.43	
Exercised	(85,332)	17.18		(85,332)	17.18	
Forfeited or expired	—	—				
Outstanding at end of year	46,665	$19.01	$1,547	9,333	$15.43	$ 320

	2011					
	Total Outstanding			Exercisable		
(In thousand, except share data)	Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Outstanding at beginning of year	131,997	$17.82	$2,607	—	$ —	$ —
Granted	—	—		—	—	
Vested	—	—		66,666	17.67	
Exercised	—	—		—	—	
Forfeited or expired	—	—		—	—	
Outstanding at end of year	131,997	$17.82	$4,908	66,666	$17.67	$2,482

The weighted average grant date fair value of options was estimated to be $4.33 and $2.95 for options granted in fiscal 2010 and fiscal 2009, respectively. The weighted average remaining life of all outstanding and exercisable options is 6.1 years.

Annual expense related to the value of stock options was $0.1 million for fiscal 2012, $0.2 million for fiscal 2011 and $0.1 million for fiscal 2010, substantially all of which was recorded in SG&A expense in the Consolidated Statements of Income. Options awarded to John Hawkins, former Chief Executive Officer, became fully vested and exercisable upon his death in March 2011, resulting in the acceleration of expense of $0.1 million. The total fair value of options vested during fiscal 2012 was $0.1 million compared to $0.2 million during fiscal 2011. Unrecognized compensation expense related to outstanding stock options as of April 1, 2012 was not material and is expected to be recognized over a weighted average period of 0.2 years.

Performance-Based Restricted Stock Units. Our Board of Directors has approved a performance-based equity compensation arrangement for our executive officers. This performance-based arrangement provides for the grant of performance-based restricted stock units that represent a possible future issuance of restricted shares of our common stock based on our pre-tax income target for the applicable fiscal year. The actual number of restricted shares to be issued to each executive officer will be determined when our final financial information becomes available after the applicable fiscal year and will be between zero shares and 43,022 shares in the aggregate for fiscal 2012. The restricted shares issued will fully vest two years after the last day of the fiscal year on which the performance is based. We are recording the compensation expense for the outstanding performance share units and then-converted restricted stock over the life of the awards.

Performance-based restricted stock units were awarded to our executive officers on June 8, 2011, June 2, 2010 and June 10, 2009 under this arrangement. The following table represents the restricted stock activity for fiscal 2012 and fiscal 2011:

	2012		2011	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Outstanding at beginning of year	11,667	$25.81	23,000	$19.90
Granted	33,321	35.39	41,320	30.02
Vested	(11,667)	25.81	(52,653)	26.53
Forfeited or expired	—	—	—	—
Outstanding at end of year	33,321	$35.39	11,667	$25.81

We recorded compensation expense related to the shares issued for fiscal 2010 and fiscal 2011 and the potential issuance of shares for fiscal 2012 of approximately $0.8 million for fiscal 2012, $1.6 million for fiscal 2011 and $0.4 million for fiscal 2010, substantially all of which was recorded in SG&A expense in the Consolidated Statements of Income. The performance-based restricted stock units previously awarded to John Hawkins, totaling 39,820 shares, became fully vested and payable upon his death in March 2011, resulting in the acceleration of compensation expense of $0.4 million. The total fair value of performance-based restricted stock units vested in fiscal 2012 was $0.3 million compared to $1.4 million in fiscal 2011.

Until the performance-based restricted stock units result in the issuance of restricted stock, the amount of expense recorded each period is dependent upon our estimate of the number of shares that will ultimately be issued and our then current common stock price. Upon issuance of restricted stock, we record compensation expense over the remaining vesting period using the award date closing price, which was $25.81 per share on June 2, 2010 and $35.39 per share on June 8, 2011. Unrecognized compensation expense related to non-vested restricted share units as of April 1, 2012 was $1.1 million and is expected to be recognized over a weighted average period of 1.4 years.

In conjunction with the vesting of restricted stock held by certain of our executive officers, 3,980 shares were forfeited during fiscal 2012 to cover the executive officers statutory minimum income tax withholding.

The benefits of tax deductions in excess of recognized compensation costs (excess tax benefits) are recorded as a change in additional paid in capital rather than a deduction of taxes paid. The amount of excess tax benefit recognized and recorded in additional paid in capital resulting from share-based compensation cost was $0.7 million in fiscal 2012 and $0.3 million during fiscal 2011.

Restricted Stock Awards. As part of their retainer, the Board of Directors receives restricted stock for their Board services. The restricted stock awards are expensed over the requisite vesting period, which begins on the date of issuance and ends on the date of the next Annual Meeting of Shareholders, based on the market value on the date of grant. The following table represents the Board's restricted stock activity for fiscal 2012 and fiscal 2011:

	2012		2011	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Outstanding at beginning of period	6,996	$30.00	6,000	$18.68
Granted	6,120	34.31	6,966	30.00
Vested	(6,996)	30.00	(6,000)	18.68
Forfeited or expired	—	—	—	—
Outstanding at end of period	6,120	$34.31	6,966	$30.00

Annual expense related to the value of restricted stock was $0.2 million for fiscal 2012 and $0.2 million for fiscal 2011 and $0.1 million for fiscal 2010, all of which was recorded in SG&A expense in the Consolidated Statements of Income. Unrecognized compensation expense related to non-vested restricted stock awards as of April 1, 2012 was $0.1 million and is expected to be recognized over a weighted average period of 0.3 years.

Note 8 — Profit Sharing, Employee Stock Ownership, Employee Stock Purchase and Pension Plans

Effective April 1, 2009, we converted our defined contribution pension plan covering substantially all of our non-bargaining unit employees to a profit sharing plan. It is our policy to fund all costs accrued. Contributions are made at our discretion subject to a maximum amount allowed under the Internal Revenue Code. Our cost for the profit sharing and pension plan was 15% of each employee's eligible compensation in each of the fiscal years 2012, 2011 and 2010. Beginning in fiscal 2013, profit sharing plan contributions are variable and aligned with company performance with a targeted contribution of between 2.5% and 5% of an employee's eligible compensation, depending upon date of hire. In addition to the changes in the profit sharing plan for fiscal 2013, we introduced a 401(k) plan that will allow employees to contribute pre-tax earnings up to the maximum amount allowed under the Internal Revenue Code, with an employer match of up to 5% of the employee's eligible compensation.

We have an employee stock ownership plan ("ESOP") covering substantially all of our non-bargaining unit employees. Contributions are made at our discretion subject to a maximum amount allowed under the Internal Revenue Code. Our cost for the ESOP was 5% of each employee's eligible compensation in each of the fiscal years 2012, 2011 and 2010. Beginning in fiscal 2013, ESOP contributions are variable and aligned with company performance with a targeted contribution of between 2.5% and 5% of an employee's eligible compensation, depending upon date of hire.

We have an employee stock purchase plan ("ESPP") covering substantially all of our employees. The ESPP allows employees to purchase newly-issued shares of the Company's common stock at a discount from market, with no employee contribution match from the Company. Prior to fiscal 2012, this plan had a monthly employer match of 75% of each employee's contribution, up to a maximum of $375 per month, with the ESPP shares of the Company purchased on the open market.

In fiscal 2012, Vertex employees participated in a 401(k) plan that included an employer match of up to 3% of the employee's eligible compensation and a discretionary Company contribution. The total company contribution to this plan was $0.2 million. Beginning in fiscal 2013, Vertex employees are included within the Company's retirement plans outlined above.

The following represents the contribution expense for the profit sharing, ESOP, ESPP and 401(k) plans:

Benefit Plan	2012	2011	2010
(In thousands)			
Profit sharing	$2,616	$2,675	$2,844
ESOP	802	815	899
ESPP	262	648	650
Vertex plan	175	—	—
Total contribution expense	$3,855	$4,138	$4,393

Multiemployer pension plan. We participate in a union sponsored, collectively bargained multiemployer pension plan ("Union Plan"). Contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. The risks of participating in multiemployer pension plans are different from single-employer plans in the following aspects: (i) Assets contributed to a multiemployer plan by one employer may be used to provide benefits to employees of other participating employers; (ii) If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and (iii) if we stop participating in the multiemployer plan, we may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The Company's participation in the Central States, Southeast and Southwest Areas Pension Fund ("Central States") is outlined in the table below. The Pension Protection Act ("PPA") Zone Status available in fiscal 2012 and fiscal 2011 is for the plan's year ended December 31, 2010 and December 31, 2009, respectively. The zone status is based on information that we obtained from Central States and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65% funded. The "FIP/RP Status Pending/ Implemented" column indicates if a funding improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or has been implemented.

Pension Fund	Employer Identification Number	Pension Plan Number	PPA Zone Status		FIP/RP Status Pending/ Implemented	Surcharge Imposed	Expiration Date of Collective Bargaining Agreements
			April 1, 2012	April 3, 2011			
Central States, Southeast and Southwest Areas Pension Fund	36-6044243	001	Red	Red	Implemented	Yes	02/28/2013

Based upon the most recent information available from the trustees managing CSS, our share of the unfunded vested benefit liability for the plan was estimated to be approximately $7.9 million if the withdrawal had occurred in calendar year 2011, an increase from an estimate of approximately $5.1 million if the withdrawal had occurred in calendar year 2009. These estimates were calculated by the trustees managing CSS. Although we believe the most recent plan data available from CSS was used in computing this 2011 estimate, the actual withdrawal liability amount is subject to change based on, among other things, the plan's investment returns and benefit levels, interest rates, financial difficulty of other participating employers in the plan such as bankruptcy, and continued participation by the company and other employers in the plan, each of which could impact the ultimate withdrawal liability. If withdrawal liability were to be triggered, we would have the option to make payments over a period of 20 years instead of paying the withdrawal liability in a lump sum.

We made contribution to the plan of approximately $0.4 million in fiscal 2012, 2011 and 2010 and expect to make contributions to the plan of approximately $0.5 million during fiscal 2013.

Note 9 — Commitments and Contingencies

Leases — We have various operating leases for trucks and land and buildings on which some of our operations are located. Future minimum lease payments due under operating leases with an initial term of one year or more at April 1, 2012 are as follows:

(In thousands)	2013	2014	2015	2016	2017	Thereafter
Minimum lease payment	$709	$723	$712	$657	$598	$3,381

Total rental expense for the fiscal years 2012, 2011 and 2010 were as follows:

(In thousands)	2012	2011	2010
Minimum rentals	$617	$552	$577
Contingent rentals	102	114	102
Total rental expense	$719	$666	$679

Litigation — We are a party from time to time in litigation arising in the ordinary course of our business. To date, none of the litigation has had a material effect on us. Legal fees associated with such matters are expensed as incurred.

On November 3, 2009, ICL Performance Products, LP ("ICL"), a chemical supplier to us, filed a lawsuit in the United States District Court for the Eastern District of Missouri, asserting breach of a contract for the sale of 75% purified phosphoric acid in 2009 (the "2009 Contract"). ICL seeks to recover $7.3 million in damages and pre-judgment interest, and additionally seeks to recover its costs and attorneys' fees. ICL also claimed that we breached a contract for the sale of 75% purified phosphoric acid in 2008 (the "2008 Contract"). ICL has since dropped its claim for breach of the 2008 Contract. We have counterclaimed against ICL alleging that ICL falsely claimed to have a shortage of raw materials that prevented it from supplying us with the contracted quantity of 75% purified phosphoric acid for 2008. We claim that ICL used this alleged shortage and the threat of discontinued shipments of 75% purified phosphoric acid to force us to pay increased prices for the remainder of 2008, and to sign the 2009 Contract. Based on this alleged conduct, we have brought four alternate causes of action including: (1) breach of contract, (2) breach of the implied covenant of good faith and fair dealing, (3) negligent misrepresentation, and (4) intentional misrepresentation. We seek to recover $1.5 million in damages, and additionally seek to recover punitive damages, pre- and post-judgment interest, and our costs and attorneys' fees. After the completion of discovery, both parties moved for summary judgment in their favor. On February 7, 2012, the Court denied both parties' motions for summary judgment. ICL moved for reconsideration of parts of its motion for summary judgment. On April 24, 2012, the Court granted ICL's motion for reconsideration in part, and denied it in part. In its April 24, 2012 Memorandum and Order, the Court interpreted the meaning and effect of a specific phrase in the 2009 Contract, and concluded that, if the 2009 Contract is a legally enforceable contract, Hawkins remained obligated to purchase 50% of its requirements for 75% purified phosphoric acid from ICL in 2009. Trial is scheduled to begin on July 23, 2012. We are not able to predict the ultimate outcome of this litigation, but legal proceedings such as this can result in substantial costs and divert our management's attention and resources, which may have a material adverse effect on our business and results of operations, including cash flows.

Asset Retirement Obligations — We have three leases of land (two relate to Hawkins and one relates to Vertex), and at the end of the lease term (currently 2014 for the Vertex lease and 2018 for the Hawkins leases if the leases are not renewed), we have a specified amount of time to remove the property and buildings. At the end of the specified amount of time, anything that remains on the land becomes the property of the lessor, and the lessor has the option to either maintain the property or remove the property at our expense. We have not been able to reasonably estimate the fair value of the asset retirement obligations, primarily due to the combination of the following factors: The Hawkins leases do not expire in the near future; we have a history of extending the leases with the lessors and currently intend to do so at expiration of the lease periods; the lessors do not have a history of terminating leases with its tenants; and because it is more likely than not that the buildings will have value at the end of the lease life and therefore, may not be removed by either the lessee or the lessor. We are currently in negotiations with the landlord regarding the Vertex land lease which expires in 2014 and expect to sign a long-term extension in the near future. Therefore, in accordance with ASC 410-20, "Asset Retirement and Environmental Obligations," we have not recorded an asset retirement obligation as of April 1, 2012. We will continue to monitor the factors surrounding the requirement to record an asset retirement obligation and will recognize the fair value of a liability in the period in which it is incurred and a reasonable estimate can be made.

Note 10 — Income Taxes

The provisions for income taxes for fiscal 2012, 2011 and 2010 are as follows:

(In thousands)	2012	2011	2010
Federal — current	$ 8,632	$ 9,818	$ 6,601
State — current	2,546	2,531	1,634
Total current	11,178	12,349	8,235
Federal — deferred	2,796	(69)	5,739
State — deferred	316	(299)	1,413
Total deferred	3,112	(368)	7,152
Total provision	$14,290	$11,981	$15,387

Reconciliations of the provisions for income taxes, based on income from continuing operations, to the applicable federal statutory income tax rate of 35% are listed below.

	2012	2011	2010
Statutory federal income tax	35.0%	35.0%	35.0%
State income taxes, net of federal deduction	5.0	4.7	5.0
ESOP dividend deduction on allocated shares	(0.7)	(1.2)	(1.0)
Domestic production deduction	(0.9)	(1.3)	(0.6)
Other — net	0.2	(0.1)	0.9
Total	38.6%	37.1%	39.3%

The tax effects of items comprising our net deferred tax asset (liability) as of April 1, 2012 and April 3, 2011 are as follows:

(In thousands)	2012	2011
Deferred tax assets:		
Trade receivables	$ 184	$ 162
Stock compensation accruals	601	490
Other accruals	756	919
Other	82	169
Total deferred tax assets	$ 1,623	$ 1,740
Deferred tax liabilities:		
Inventories	$ (3,556)	$ (3,190)
Prepaid	(703)	(283)
Excess of tax over book depreciation	(10,807)	(8,762)
Amortization of intangibles	(149)	—
Total deferred tax liabilities	$(15,215)	$(12,235)
Net deferred tax liabilities	$(13,592)	$(10,495)

As of April 1, 2012, the Company has determined that it is more likely than not that the deferred tax assets at April 1, 2012 will be realized either through future taxable income or reversals of taxable temporary differences. As of April 1, 2012 and April 3, 2011, there were no unrecognized tax benefits. Accordingly, a tabular reconciliation from beginning to ending periods is not provided.

We are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. The tax years beginning with 2007 remain open to examination by the Internal Revenue Service, and with few exceptions, state and local income tax jurisdictions.

Note 11 — Discontinued Operations

In February 2009, we agreed to sell our inventory and entered into a marketing agreement regarding the business of our Pharmaceutical segment, which provided pharmaceutical chemicals to retail pharmacies and small-scale pharmaceutical manufacturers. The inventory was sold in fiscal 2010 for cash of approximately $1.8 million which approximated its carrying value. The marketing agreement provides for annual payments based on a percentage of gross profit on future sales up to a maximum of approximately $3.5 million. We have no significant remaining obligations to fulfill under the agreement. Amounts received under the marketing agreement in excess of $1.7 million, the carrying value of intangible assets related to this business at the time of sale, have been recorded as a gain on sale of discontinued operations. Through fiscal 2012, we have recorded gains of approximately $1.7 million before taxes and expect to accrue a nominal amount in fiscal 2013 which will finalize the agreement. To date, we have received $2.2 million in cash under this marketing agreement and expect to collect the remaining $1.3 million in fiscal 2013. The results of the Pharmaceutical segment have been reported as discontinued operations for all periods presented.

Note 12 — Segment Information

We have two reportable segments: Industrial and Water Treatment. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Product costs and expenses for each segment are based on actual costs incurred along with cost allocation of shared and centralized functions. We evaluate performance based on profit or loss from operations before income taxes not including nonrecurring gains and losses. Reportable segments are defined by product and type of customer. Segments are responsible for the sales, marketing and development of their products and services. The segments do not have separate accounting, administration, customer service or purchasing functions. There are no intersegment sales and no operating segments have been aggregated. Given our nature, it is not practical to disclose revenues from external customers for each product or each group of similar products. No single customer's revenues amount to 10% or more of our revenue. No single customer represents 10% or more of either of our segments' sales. Sales are primarily within the United States and all assets are located within the United States.

Reportable Segments (In thousands)	Industrial	Water Treatment	Total
Fiscal Year Ended April 1, 2012:			
Sales	$251,451	$92,383	$343,834
Gross profit	40,357	25,511	65,868
Operating income	20,552	14,557	35,109
Identifiable assets*	$129,782	$23,543	$153,325
Fiscal Year Ended April 3, 2011:			
Sales	$208,724	$88,917	$297,641
Gross profit	36,938	24,964	61,902
Operating income	17,110	14,852	31,962
Identifiable assets*	$121,250	$21,139	$142,389
Fiscal Year Ended March 28, 2010:			
Sales	$174,901	$82,198	$257,099
Gross profit	37,288	27,157	64,445
Operating income	20,937	17,903	38,840
Identifiable assets*	$ 79,602	$19,152	$ 98,754

* Unallocated assets consisting primarily of cash and cash equivalents, investments and prepaid expenses were $48.0 million at April 1, 2012, $41.7 million at April 3, 2011 and $60.5 million at March 28, 2010. Additionally, assets associated with the discontinued operations of the Pharmaceutical segment were $1.2 million at April 1, 2012, $0.9 million at April 3, 2011 and $1.0 million at March 28, 2010.

Note 13 — Selected Quarterly Financial Data (Unaudited)

(In thousands, except per share data)

	Fiscal 2012			
	First	Second	Third	Fourth
Sales	$88,594	$87,870	$84,160	$83,210
Gross profit	17,927	18,750	15,679	13,512
Operating income	10,070	10,906	8,516	5,617
Income from continuing operations, net of tax	6,353	6,717	5,285	3,273
Income from discontinued operations, net of tax	374	184	267	232
Net income	$ 6,727	$ 6,901	$ 5,552	$ 3,505
Basic net income per share	$ 0.65	$ 0.67	$ 0.54	$ 0.34
Diluted net income per share	$ 0.65	$ 0.67	$ 0.53	$ 0.34

	Fiscal 2011			
	First	Second	Third	Fourth
Sales	$74,665	$70,398	$70,620	$81,957
Gross profit	18,447	17,742	13,726	11,986
Operating income	11,786	10,928	6,833	2,414
Income from continuing operations, net of tax	7,337	6,832	4,254	1,891
Income from discontinued operations, net of tax	—	—	—	—
Net income	$ 7,337	$ 6,832	$ 4,254	$ 1,891
Basic net income per share	$ 0.72	$ 0.67	$ 0.41	$ 0.18
Diluted net income per share	$ 0.71	$ 0.66	$ 0.41	$ 0.18

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of disclosure controls and procedures

As of the end of the period covered by this Annual Report on Form 10-K, we conducted an evaluation, under supervision and with the participation of management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective. Disclosure controls and procedures are defined by Rules 13a-15(e) and 15d-15(e) of the Exchange Act as controls and other procedures that are designed to ensure that information required to be disclosed by us in reports filed with the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of April 1, 2012, based on the criteria described in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Based on this assessment, management believes that our internal control over financial reporting was effective as of April 1, 2012.

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting for April 1, 2012. That attestation report is set forth immediately following this management report.

/s/ Patrick H. Hawkins

Patrick H. Hawkins
Chief Executive Officer and President
June 1, 2012

/s/ Kathleen P. Pepski

Kathleen P. Pepski
Vice President, Chief Financial Officer, and Treasurer
June 1, 2012

Attestation Report of Registered Public Accounting Firm

The attestation report required under this Item 9A is contained in Item 8 of this Annual Report on 10-K under the caption "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control Procedures

There was no change in our internal control over financial reporting during the fourth quarter of fiscal 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Beginning in fiscal 2012 management has included Vertex in management's assessment of the effectiveness of our internal control over financial reporting.

ITEM 9B. ***OTHER INFORMATION***

Not Applicable

PART III

Certain information required by Part III is incorporated by reference from Hawkins' definitive Proxy Statement for the Annual Meeting of Shareholders to be held on August 2, 2012 (the "2012 Proxy Statement"). Except for those portions specifically incorporated in this Form 10-K by reference to the 2012 Proxy Statement, no other portions of the 2012 Proxy Statement are deemed to be filed as part of this Form 10-K.

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE*

Our executive officers, their ages and offices held, as of May 25, 2012 are set forth below:

Name	Age	Office
Patrick H. Hawkins	41	Chief Executive Officer and President
Kathleen P. Pepski	57	Vice President, Chief Financial Officer, and Treasurer
Mark A. Beyer	50	Vice President — Operations
Richard G. Erstad	48	Vice President, General Counsel and Secretary
Thomas J. Keller	52	Vice President — Water Treatment Group
Theresa R. Moran	49	Vice President — Quality and Support
John R. Sevenich	54	Vice President — Industrial Group

Patrick H. Hawkins was appointed to serve as our Chief Executive Officer and President in March 2011. He had previously been promoted to the position of President in March 2010 as part of the Board's succession planning efforts. He joined the Company in 1992 and served as the Business Director — Food and Pharmaceuticals, a position he held from 2009 to 2010. Previously he served as Business Manager — Food and Co-Extrusion Products from 2007 to 2009 and Sales Representative — Food Ingredients from 2002 to 2007. He previously served the Company in various other capacities, including Plant Manager, Quality Director and Technical Director.

Kathleen P. Pepski has been the Company's Vice President, Chief Financial Officer and Treasurer since February 2008 and was Secretary from February 2008 to November 2008. She was the Executive Vice President and Chief Financial Officer of PNA Holdings, LLC and Katun Corporation, a supplier of business equipment parts, from 2003 to 2007, the Vice President of Finance of Hoffman Enclosures, a manufacturer of systems enclosures and a subsidiary of Pentair, Inc., from 2002 to 2003, Senior Vice President and Chief Financial Officer of BMC Industries, Inc., a manufacturer of lenses and aperture masks, from 2000 to 2001, and Vice President and Controller at Valspar Corporation, a paint and coatings manufacturer, from 1994 to 2000.

Mark A. Beyer has been the Company's Vice President of Operations since September 2009. Mr. Beyer previously held operations leadership positions with Boston Scientific Corporation, a medical device manufacturer, and General Mills, Inc., a diversified food company. He was self-employed as a consultant from January 2005 to September 2009.

Richard G. Erstad has been the Company's Vice President, General Counsel and Secretary since November 2008. He was General Counsel and Secretary of BUCA, Inc., a restaurant company, from 2005 to 2008. Mr. Erstad had previously been an attorney with the corporate group of Faegre & Benson LLP, a law firm, from 1996 to 2005, where his practice focused on securities law and mergers and acquisitions. He is a member of the Minnesota Bar.

Thomas J. Keller has been the Company's Vice President — Water Treatment Group since April 2012. Prior to attaining this position, Mr. Keller held various positions during his 32-year tenure with the Company, most recently as its Water Treatment General Manager, a position he held since June 2011. Previously, Mr. Keller served as a Regional Manager of the Water Treatment Group from 2002 to 2011.

Theresa R. Moran has been the Company's Vice President — Quality and Support since February 2010. Since joining the Company in 1981, Ms. Moran has served the Company in a variety of positions, including Administration Operations Manager from 1999 to 2007 and most recently as Director — Process Improvement, a position she held from 2007 until the time of her promotion.

John R. Sevenich has been the Company's Vice President — Industrial Group since May 2000. He was the Business Unit Manager of Manufacturing from 1998 to 2000 and was a Sales Representative with the Company from 1989 to 1998.

"Election of Directors," "Corporate Governance," and "Section 16(a) Beneficial Ownership Reporting Compliance" of the 2011 Proxy Statement are incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors and employees, including our principal executive officer, principal financial officer, controller and other persons performing similar functions. We have posted the Code of Business Conduct and Ethics on our website located at http://www.hawkinsinc.com. Hawkins' Code of Business Conduct and Ethics is also available in print to any shareholder who requests it in writing from our Corporate Secretary. We intend to post on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, controller and other persons performing similar functions within four business days following the date of such amendment or waiver. We are not including the information contained on our website as part of, or incorporating it by reference into, this report.

ITEM 11. *EXECUTIVE COMPENSATION*

"Compensation of Executive Officers and Directors" of the 2012 Proxy Statement is incorporated herein by this reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

"Security Ownership of Management and Beneficial Ownership" and "Equity Compensation Plan Information" of the 2012 Proxy Statement are incorporated herein by this reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

"Election of Directors" and "Related Party Transactions" of the 2012 Proxy Statement are incorporated herein by this reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

"Independent Registered Public Accounting Firm's Fees" of the 2012 Proxy Statement is incorporated herein by this reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)(1) FINANCIAL STATEMENTS OF THE COMPANY

The following financial statements of Hawkins, Inc. are filed as part of this Annual Report on Form 10-K:

Reports of Independent Registered Public Accounting Firms.

Consolidated Balance Sheets at April 1, 2012 and April 3, 2011.

Consolidated Statements of Income for the fiscal years ended April 1, 2012, April 3, 2011, and March 28, 2010.

Consolidated Statements of Shareholders' Equity for the fiscal years ended April 1, 2012, April 3, 2011, and March 28, 2010.

Consolidated Statements of Cash Flows for the fiscal years ended April 1, 2012, April 3, 2011, and March 28, 2010.

Notes to Consolidated Financial Statements.

(a)(2) FINANCIAL STATEMENT SCHEDULES OF THE COMPANY

The additional financial data listed below is included as a schedule to this Annual Report on Form 10-K and should be read in conjunction with the financial statements presented in Part II, Item 8. Schedules not included with this additional financial data have been omitted because they are not required or the required information is included in the financial statements or the notes.

The following financial statement schedule for the fiscal years 2012, 2011 and 2010.

Schedule II — Valuation and Qualifying Accounts.

(a)(3) EXHIBITS

The exhibits of this Annual Report on Form 10-K included herein are set forth on the attached Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAWKINS, INC.

Date: June 1, 2012

By /s/ Patrick H. Hawkins

Patrick H. Hawkins,
Chief Executive Officer and President

POWER OF ATTORNEY

Each of the undersigned directors of the Company, does hereby make, constitute and appoint Patrick H. Hawkins and Kathleen P. Pepski, and either of them, the undersigned's true and lawful attorney-in-fact and agent, acting alone, with full power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director of the Company, in any and all capacities, to any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection wherewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, and either of them, full power and authority to do and perform each and every act necessary or incidental to the performance and execution of the powers herein expressly granted.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has also been signed below by the following persons on behalf of the Company and in the capacities indicated on the date set forth beside their signature.

/s/ Patrick H. Hawkins Patrick H. Hawkins, Chief Executive Officer and President (Principal Executive Officer) and Director	Date: June 1, 2012
/s/ Kathleen P. Pepski Kathleen P. Pepski, Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer and Principal Accounting Officer)	Date: June 1, 2012
/s/ John S. McKeon John S. McKeon, Director, Chairman of the Board	Date: June 1, 2012
/s/ Duane M. Jergenson Duane M. Jergenson, Director	Date: June 1, 2012
/s/ Daryl I. Skaar Daryl I. Skaar, Director	Date: June 1, 2012
/s/ James A. Faulconbridge James A. Faulconbridge, Director	Date: June 1, 2012
/s/ James T. Thompson James T. Thompson, Director	Date: June 1, 2012
/s/ Jeffrey L. Wright Jeffrey L. Wright, Director	Date: June 1, 2012

SCHEDULE II

HAWKINS, INC.

VALUATION AND QUALIFYING ACCOUNTS
FOR THE FISCAL YEARS ENDED APRIL 1, 2012, APRIL 3, 2011, AND MARCH 28, 2010

		Additions			
Description	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions Write-Offs	Balance at End of Year
			(In thousands)		
Reserve deducted from asset to which it applies:					
Year Ended April 1, 2012:					
Allowance for doubtful accounts	$406	$ 78	$—	$24	$460
Year Ended April 3, 2011:					
Allowance for doubtful accounts	$300	$120	$—	$14	$406
Year Ended March 28, 2010:					
Allowance for doubtful accounts	$350	$ (29)	$—	$21	$300

Exhibit Index

Unless otherwise indicated, all documents incorporated into this Annual Report on Form 10-K by reference to a document filed with the SEC are located under file number 0-7647.

Exhibit	Description	Method of Filing
3.1	Amended and Second Restated Articles of Incorporation.(1)	Incorporated by Reference
3.2	Amended and Restated By-Laws.(2)	Incorporated by Reference
10.1*	Description of Consulting Arrangement with John S. McKeon.(3)	Incorporated by Reference
10.2*	Hawkins, Inc. 2004 Omnibus Stock Plan.(4)	Incorporated by Reference
10.3*	Form of Restricted Stock Agreement under the Company's 2004 Omnibus Stock Plan.(5)	Incorporated by Reference
10.4*	Form of Restricted Stock Agreement (Directors) under the Company's 2004 Omnibus Stock Plan.(6)	Incorporated by Reference
10.5*	Form of Non-Statutory Stock Option Agreement under the Company's 2004 Omnibus Stock Plan.(7)	Incorporated by Reference
10.6*	Form of Performance-Based Restricted Stock Unit Award Notice and Restricted Stock Agreement under the Company's 2004 Omnibus Stock Plan.(8)	Incorporated by Reference
10.7*	Hawkins, Inc. 2010 Omnibus Incentive Plan.(9)	Incorporated by Reference
10.8*	Form of Performance-Based Unit Award Notice and Restricted Stock Agreement under the Company's 2010 Omnibus Incentive Plan.(10)	Incorporated by Reference
10.9*	Form of Restricted Stock Agreement under the Company's 2010 Omnibus Incentive Plan.(11)	Incorporated by Reference
10.10*	Hawkins, Inc. Executive Severance Plan.(12)	Incorporated by Reference
23.1	Consent of Independent Registered Public Accounting Firm.	Filed Electronically
31.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act.	Filed Electronically
31.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.	Filed Electronically
32.1	Section 1350 Certification by Chief Executive Officer.	Filed Electronically
32.2	Section 1350 Certification by Chief Financial Officer.	Filed Electronically
101	Financial statements from the Annual Report on Form 10-K of Hawkins, Inc. for the period ended April 1, 2012, filed with the SEC on June 1, 2012, formatted in Extensible Business Reporting Language (XBRL); (i) the Condensed Consolidated Balance Sheets at April 1, 2012 and April 3, 2011, (ii) the Condensed Consolidated Statements of Income for the fiscal years ended April 1, 2012, April 3, 2011 and March 28, 2010, (iii) the Condensed Consolidated Statements of Cash Flows for the fiscal years ended April 1, 2012, April 3, 2011 and March 28, 2010, and (iv) Notes to Condensed Consolidated Financial Statements.	Filed Electronically

* Management contract or compensation plan or arrangement required to be filed as an exhibit to this Annual Report on Form 10-K.

(1) Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010.
(2) Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated October 28, 2009 and filed November 3, 2009.
(3) Incorporated by reference to Item 1.01 of the Company's Current Report on Form 8-K dated August 5, 2009 and filed August 11, 2009.
(4) Incorporated by reference to Appendix B to the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders filed July 23, 2004.
(5) Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30.
(6) Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.
(7) Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008.
(8) Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008.
(9) Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8 filed June 6, 2011 (file no. 333-174735).
(10) Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010.
(11) Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010.
(12) Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 3, 2011.

Board of Directors and Executive Officers

Board of Directors

John S. McKeon
Past President and
Chief Operating Officer of
ConAgra Foods, Inc.
Venture Development Group
Director since 1984
Chairman of the Board and
Governance and Nominating
Committee

James T. Thompson
Past Executive Vice President –
Commercial for
The Mosaic Company;
Past President of Cargill Steel
Director since 2009
Governance and Nominating and
Compensation Committees

Daryl I. Skaar
Past Vice President,
Chief Procurement Officer of
Lucent Technologies;
Past Vice President of
Purchasing and Packaging
Engineering at 3M
Director since 2001
Audit and Compensation
Committees

Patrick H. Hawkins
Chief Executive Officer and
President
Director since 2011

James A. Faulconbridge
Principal,
Karges-Faulconbridge, Inc.
Director since 2006
Governance and Nominating
and Audit Committees

Jeffrey L. Wright
Executive Vice President, Chief
Financial Officer and Director of
G&K Services, Inc.
Director since 2009
Governance and Nominating,
Audit, and Compensation
Committees

Duane M. Jergenson
Past Vice President of Operations,
Taylor Corporation
Director since 1996
Compensation Committee

Executive Officers

Patrick H. Hawkins
Chief Executive Officer and
President

Kathleen P. Pepski
Vice President, Chief Financial
Officer and Treasurer

Richard G. Erstad
Vice President, General Counsel
and Secretary

Thomas J. Keller
Vice President –
Water Treatment Group

John R. Sevenich
Vice President –
Industrial Group

Mark A. Beyer
Vice President –
Operations

Theresa R. Moran
Vice President –
Quality and Support

Corporate Information

Annual Meeting

The Company's Annual Meeting of Shareholders will be held at 3:00 p.m., on August 2, 2012, at the Midland Hills Country Club,
2001 Fulham Street,
Roseville, MN

Transfer Agent & Registrar

Shareholder inquiries concerning stock certificates, the transfer of shares, lost certificates or change of name or address should be directed to:
Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
651-450-4064 or
800-468-9716

Hawkins Common Stock

Hawkins, Inc. stock is traded on the Nasdaq Stock Market under the symbol HWKN.

Dividend Reinvestment Plan

Information on the Company's Dividend Reinvestment Plan is available by contacting:
Wells Fargo Bank, N.A.
Dividend Reinvestment Plan Services
P.O. Box 64856
St. Paul, MN 55164-0856
651-450-4064 or
800-468-9716

Hawkins, Inc.
3100 East Hennepin Avenue
Minneapolis, MN 55413
800-328-5460
612-331-6910
Fax 612-331-5304
www.hawkinsinc.com